                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-114645

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED APRIL 28, 2004)

                                DUKE CAPITAL LLC
                    A SUBSIDIARY OF DUKE ENERGY CORPORATION

                                  $750,000,000
                          4.331% SENIOR NOTES DUE 2006
                             ---------------------
     In November 2001, we issued $750,000,000 aggregate principal amount of 4.32% Senior Notes due 2006, or the Notes, in connection with the issuance by Duke Energy Corporation of 30,000,000 Equity Units, Series B. This is a remarketing of up to $750,000,000 aggregate principal amount of those Notes on behalf of the Equity Unit holders and any other holders of Notes who elect to participate in the remarketing. The Notes will mature on November 16, 2006, unless a tax event redemption has occurred prior to November 16, 2006. Interest on the Notes is payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year. Interest on the Notes will be reset to 4.331% per annum effective on and after August 16, 2004. The first interest payment on the remarketed Notes will be made on November 16, 2004. For United States federal income tax purposes, the Notes constitute contingent payment debt instruments.

     The Notes are redeemable on not less than 30 days' or more than 60 days' prior written notice, in whole but not in part, upon the occurrence and continuation of a tax event under the circumstances and at the redemption price set forth under the caption "Description of the Remarketed Senior Notes--Tax Event Redemption" in this prospectus supplement.

     The Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness. We will remarket the Notes in denominations of $25 and integral multiples of $25 in excess thereof.

      INVESTING IN THE NOTES INVOLVES RISK.   SEE "RISK FACTORS" BEGINNING ON
PAGE S-12 OF THIS PROSPECTUS SUPPLEMENT.

                                                              PER NOTE       TOTAL
                                                              ---------   ------------
Price to the Public.........................................  101.2352%   $759,264,000
Remarketing Fee to Remarketing Agents.......................    0.2518%   $  1,888,713

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

     We expect the Notes will be ready for delivery in book-entry form through the facilities of The Depository Trust Company on or about August 16, 2004.
                             ---------------------
                               REMARKETING AGENTS

                                 MORGAN STANLEY
                             ---------------------
ABN AMRO INCORPORATED                                           BARCLAYS CAPITAL
                             ---------------------
           The date of this prospectus supplement is August 11, 2004.

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information provided by or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the document containing the information.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
About This Prospectus Supplement............................   S-1
Prospectus Supplement Summary...............................   S-2
Risk Factors................................................  S-12
Forward-Looking Statements..................................  S-24
Ratio of Earnings to Fixed Charges..........................  S-25
Use of Proceeds.............................................  S-25
Description of The Remarketed Senior Notes..................  S-26
United States Federal Income Tax Consequences...............  S-32
Plan of Distribution........................................  S-37
Experts.....................................................  S-38
Legal Matters...............................................  S-38
Where You Can Find More Information.........................  S-39

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    3
Duke Capital LLC............................................    4
Risk Factors................................................    6
Ratio of Earnings to Fixed Charges..........................   21
Use of Proceeds.............................................   21
Description of the Senior Notes.............................   21
Plan of Distribution........................................   31
Experts.....................................................   32
Validity of the Securities..................................   32
Where You Can Find More Information.........................   33

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this remarketing. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this remarketing.

     If the description of this remarketing varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement.

     Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to "Duke Capital," "we," "us" and "our" or similar terms are to Duke Capital LLC and its subsidiaries.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read together with, the more detailed information in the accompanying prospectus, and the financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                DUKE CAPITAL LLC

OVERVIEW

     Duke Capital, a wholly owned subsidiary of Duke Energy Corporation, is a leading energy company located in the Americas with an affiliated real estate operation. Duke Capital provides its services through the following business segments:

      --   Natural Gas Transmission

      --   Field Services

      --   Duke Energy North America

      --   International Energy

      --   Crescent

In addition, Duke Capital provides various services that are grouped together in the Other category. A substantial amount of our business is conducted through our subsidiaries, none of which are obligors or guarantors on the Notes.

     NATURAL GAS TRANSMISSION provides transportation and storage of natural gas for customers throughout the east coast and southern United States, the Pacific Northwest and in Canada. Natural Gas Transmission also provides gas sales and distribution service to retail customers in Ontario, and gas transportation and processing services to customers in Western Canada. Natural Gas Transmission does business primarily through Duke Energy Gas Transmission Corporation. Duke Energy Gas Transmission Corporation's natural gas transmission and storage operations in the United States are subject to the Federal Energy Regulatory Commission's, or FERC's, the Texas Railroad Commission's, and the U.S. Department of Transportation's rules and regulations, while natural gas gathering, processing, transmission, distribution and storage operations in Canada are subject to the rules and regulations of the National Energy Board or the Ontario Energy Board.

     FIELD SERVICES gathers, compresses, treats, processes, transports, trades and markets, and stores natural gas; and produces, transports, trades and markets, and stores natural gas liquids. It conducts operations primarily through Duke Energy Field Services, LLC, which is approximately 30% owned by ConocoPhillips and approximately 70% owned by us. Field Services gathers natural gas from production wellheads in Western Canada and 10 states in the United States. Those systems serve major natural gas-producing regions in the Western Canadian Sedimentary Basin, Rocky Mountain, Permian Basin, Mid-Continent and East Texas-Austin Chalk-North Louisiana areas, as well as onshore and offshore Gulf Coast areas.

     DUKE ENERGY NORTH AMERICA operates and manages merchant power generation facilities and engages in commodity sales and services related to natural gas and electric power around its generation assets and contractual positions. Duke Energy North America conducts business throughout the United States and Canada generally through Duke Energy North America, LLC and Duke Energy Trading and Marketing, LLC. Duke Energy Trading and Marketing, LLC is 40% owned by Exxon Mobil Corporation and 60% owned by us. In 2003, Duke Energy Corporation discontinued the proprietary trading business at Duke Energy North America, commenced actions to unwind Duke Energy Trading and Marketing, LLC, and announced its intent to reduce its investment in merchant power generation facilities by selling its facilities in the southeastern United States and reducing its interests in partially constructed facilities in the Western United States.

     INTERNATIONAL ENERGY develops, operates and manages power generation facilities, and engages in sales and marketing of electric power and natural gas outside the United States and Canada. It conducts operations primarily through Duke Energy International, LLC and its activities target power generation in Latin America.

During 2003, International Energy began the process of discontinuing proprietary trading. International Energy sold its Australian operations in April 2004 and is in the process of exiting its European operations.

     CRESCENT develops high-quality commercial, residential and multi-family real estate projects, and manages land holdings primarily in the southeastern and southwestern United States. Crescent conducts business through Crescent Resources, LLC. Beginning in 2004, Crescent, formerly part of the Other Operations segment prior to 2004, is considered a separate reportable segment.

     OTHER is composed of diverse businesses operating through DukeNet Communications LLC and Duke/Fluor Daniel. Beginning in 2004, the business unit formerly known as Other Operations underwent a business reorganization and was renamed Other. DukeNet develops and manages fiber optic communications systems for wireless, local and long distance communications companies; and for selected educational, governmental, financial and health care entities. Duke/Fluor Daniel provides comprehensive engineering, procurement, construction, commissioning and operating plant services for fossil-fueled electric power generating facilities worldwide. Duke/Fluor Daniel is a 50/50 partnership between subsidiaries of Duke Capital and Fluor Corporation. On July 9, 2003, Duke Energy and Fluor Corporation announced that the Duke/Fluor Daniel partnership will be dissolved. The partners of Duke/Fluor Daniel have adopted a plan for an orderly wind-down of the business of Duke/Fluor Daniel targeted for completion in July 2005. Previously included in Other Operations were Energy Delivery Services and Duke Capital Partners, LLC. Energy Delivery Services is an engineering, construction, maintenance and technical services firm specializing in electric transmission and distribution lines and substation projects. We completed the sale of Energy Delivery Services on December 31, 2003. Additionally, Duke Capital Partners, LLC, a wholly owned merchant finance company that provided debt and equity capital and financial advisory services primarily to the merchant energy industry, is now classified as discontinued operations.

RECENT DEVELOPMENTS

  DUKE ENERGY SECOND QUARTER RESULTS

     On July 29, 2004, our parent, Duke Energy, issued a press release announcing its unaudited second quarter and first half of 2004 results. The results of Duke Capital will differ from the results reported for Duke Energy due to the business units and operations that are a part of Duke Energy but are not a part of Duke Capital. However, the unaudited financial information presented for Duke Energy includes financial information pertaining to Duke Capital as detailed below.

     Duke Energy reported net income in the second quarter 2004 of $432 million, or $0.46 per share, compared to net income of $424 million, or $0.46 per share, in the second quarter of 2003.

     The unaudited second quarter and half year 2004 and 2003 financial data for Duke Energy Corporation presented below should be read in conjunction with Duke Capital's consolidated financial statements and related notes and other financial and operating data incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                          THREE MONTHS          SIX MONTHS
                                                             ENDED                ENDED
                                                            JUNE 30,             JUNE 30,
                                                        ----------------    ------------------
                                                         2004      2003      2004       2003
                                                        ------    ------    -------    -------
                                                                    (IN MILLIONS)
DUKE ENERGY INCOME DATA
Operating Revenues....................................  $5,360    $5,152    $11,049    $11,322
                                                        ======    ======    =======    =======
Interest Expense(a)...................................     337       325        693        651
Minority Interest Expense(a)..........................      41        50         79        100
Income Tax Expense from Continuing Operations(b)......     133       195        166        390
Income from Discontinued Operations...................      27        23        273         18
Cumulative Effect of Change in Accounting Principle,
  net of tax and minority interest....................      --        --         --       (162)
Net Income............................................     432       424        743        649
Dividends and Premiums on Redemptions of Preferred and
  Preference Stock....................................       3         7          5         10
                                                        ------    ------    -------    -------
Earnings Available for Common Stockholders............  $  429    $  417    $   738    $   639
                                                        ======    ======    =======    =======
DUKE ENERGY EBIT BY BUSINESS SEGMENT
  Franchised Electric.................................  $  338    $  316    $   762    $   770
  Natural Gas Transmission............................     311       306        709        729
  Field Services......................................      94        53        186         83
  Duke Energy North America...........................     (39)      211       (596)       234
  International Energy................................      68        91         97        131
  Crescent(c).........................................      87        21        147         21
                                                        ------    ------    -------    -------
  Total Reportable Segments...........................     859       998      1,305      1,968
  Other...............................................     (26)      (69)       (31)      (117)
  Interest Expense....................................    (337)     (325)      (693)      (651)
  Minority Interest Expense and Other(d)..............      42        (8)        55        (17)
                                                        ------    ------    -------    -------
Total Consolidated Earnings from Continuing Operations
  before Income Taxes.................................  $  538    $  596    $   636    $ 1,183
                                                        ======    ======    =======    =======
FRANCHISED ELECTRIC
  Operating Revenues..................................  $1,228    $1,110    $ 2,499    $ 2,361
  Operating Expenses..................................     896       809      1,747      1,622
  Gains on Sales of Other Assets, net.................       3        --          3          1
  Other Income, net of expenses.......................       3        15          7         30
                                                        ------    ------    -------    -------
  EBIT................................................  $  338    $  316    $   762    $   770
                                                        ======    ======    =======    =======

                                                          THREE MONTHS          SIX MONTHS
                                                             ENDED                ENDED
                                                            JUNE 30,             JUNE 30,
                                                        ----------------    ------------------
                                                         2004      2003      2004       2003
                                                        ------    ------    -------    -------
                                                                    (IN MILLIONS)
NATURAL GAS TRANSMISSION
  Operating Revenues..................................  $  688    $  692    $ 1,726    $ 1,660
  Operating Expenses..................................     397       421      1,035        988
  Gains on Sales of Other Assets, net.................       9        --          9          1
  Other Income, net of expenses(e)....................      13        45         19         79
  Minority Interest Expense...........................       2        10         10         23
                                                        ------    ------    -------    -------
  EBIT................................................  $  311    $  306    $   709    $   729
                                                        ======    ======    =======    =======
FIELD SERVICES(f)
  Operating Revenues..................................  $2,356    $2,048    $ 4,731    $ 4,598
  Operating Expenses..................................   2,225     1,991      4,474      4,500
  Other Income, net of expenses.......................      15        24         33         39
  Minority Interest Expense...........................      52        28        104         54
                                                        ------    ------    -------    -------
  EBIT from Continuing Operations.....................  $   94    $   53    $   186    $    83
                                                        ======    ======    =======    =======
DUKE ENERGY NORTH AMERICA
  Operating Revenues..................................  $  672    $  962    $ 1,328    $ 2,358
  Operating Expenses..................................     705       945      1,576      2,327
  Losses on Sales of Other Assets, net(g).............     (16)       --       (368)        --
  Other Income (Loss), net of expenses(h).............       3       187         (1)       196
  Minority Interest Benefit...........................      (7)       (7)       (21)        (7)
                                                        ------    ------    -------    -------
  EBIT................................................  $  (39)   $  211    $  (596)   $   234
                                                        ======    ======    =======    =======
INTERNATIONAL ENERGY(f)
  Operating Revenues..................................  $  147    $  169    $   301    $   341
  Operating Expenses..................................      98        90        229        225
  Gains on Sales of Other Assets, net.................      --         1         --          1
  Other Income, net of expenses.......................      22        15         31         22
  Minority Interest Expense...........................       3         4          6          8
                                                        ------    ------    -------    -------
  EBIT from Continuing Operations.....................  $   68    $   91    $    97    $   131
                                                        ======    ======    =======    =======
CRESCENT(f)
  Operating Revenues..................................  $  101    $   76    $   140    $    97
  Operating Expenses..................................      75        63        112         86
  Gains on Sales of Investments in Commercial and
     Multi-Family Real Estate.........................      62         9        121         11
  Minority Interest Expense...........................       1         1          2          1
                                                        ------    ------    -------    -------
  EBIT from Continuing Operations.....................  $   87    $   21    $   147    $    21
                                                        ======    ======    =======    =======

                                                          THREE MONTHS          SIX MONTHS
                                                             ENDED                ENDED
                                                            JUNE 30,             JUNE 30,
                                                        ----------------    ------------------
                                                         2004      2003      2004       2003
                                                        ------    ------    -------    -------
                                                                    (IN MILLIONS)
OTHER(f)
  Operating Revenues..................................  $  290    $  362    $   634    $   879
  Operating Expenses..................................     311       412        698        994
  (Loss) Gains on Sales of Other Assets, net..........      (7)       --          7         --
  Other Income (Loss), net of expenses................       2       (19)        26         (2)
                                                        ------    ------    -------    -------
  EBIT from Continuing Operations.....................  $  (26)   $  (69)   $   (31)   $  (117)
                                                        ======    ======    =======    =======

------------

(a) Minority interest includes financing expenses related to securities of subsidiaries of $28 million for the three months ended June 30, 2003 and $55 million for the six months ended June 30, 2003. The expense related to these securities is accounted for in interest expense in 2004.
(b) Current year amounts reflect the release of income tax reserve of approximately $52 million resulting from the resolution in the second quarter of 2004 of various outstanding income tax issues.
(c) Beginning in 2004, Crescent, formerly part of Other, is considered a reportable segment.
(d) Includes interest income, foreign currency remeasurement gains and losses, and additional minority interest expense not allocated to the segment results.
(e) Prior year includes $31 million gain on sale of the Alliance/Aux Sable equity investment.
(f) Certain prior year amounts have been reclassified due to discontinued operations.
(g) Current year amounts include Duke Energy North America Southeast plant impairment of $361 million and loss on sale of Duke Energy Trading and Marketing contracts.
(h) Prior year includes $175 million gain on sale of the American Ref-Fuel Company equity investment.

     BUSINESS UNIT RESULTS

     FRANCHISED ELECTRIC. Second quarter 2004 EBIT from Duke Power totaled $338 million, compared to $316 million in the second quarter 2003. The increase was primarily due to warmer weather during the quarter, which increased EBIT from residential and commercial sales by approximately $60 million. The increase was partially offset by lower bulk power sales. During the quarter, Duke Power took steps in North Carolina and South Carolina to share half of the profits from its bulk power marketing sales to fund several programs designed to make the service area more competitive and respond to customer needs. The total of $27 million of shared profits for the first half of 2004 was recorded as a charge in the second quarter 2004. EBIT for Franchised Electric for the first half of 2004 was $762 million compared with $770 million in 2003. Franchised Electric is a business unit that is not a part of Duke Capital.

     NATURAL GAS TRANSMISSION. Duke Energy Gas Transmission reported second quarter 2004 EBIT of $311 million, compared to $306 million in the second quarter 2003. The 2003 second quarter included gains of $31 million from asset sales and $4 million of earnings from assets sold during 2003. The increase was primarily due to improved operational results, U.S. business expansion contributions, a $17 million benefit due to the positive resolution of ad valorem tax issues in various states and a $12 million benefit from a stronger Canadian currency. These increases were offset by certain reserve reversals of $12 million in 2003. The favorable Canadian currency impacts on Duke Energy Gas Transmission's EBIT were partially offset in Duke Energy's net income by currency impacts on Canadian interest and taxes. During the second quarter, Duke Energy Gas Transmission began mainline construction on a 110-mile expansion of the Gulfstream pipeline system. In addition, Duke Energy Gas Transmission placed into service the first phase of Texas Eastern's M-1 expansion project, which will provide new and increased service to customers served through East Tennessee Natural Gas Company including the Patriot expansion capacity. EBIT for Duke Energy Gas Transmission for the first half of 2004 was $709 million, compared with $729 million in 2003.

     FIELD SERVICES. The Field Services business segment, which represents Duke Energy's 70% interest in Duke Energy Field Services, reported second quarter 2004 EBIT of $94 million, compared to $53 million in the second quarter 2003. The increase was primarily due to higher commodity prices compared to the second quarter 2003. In the second quarter 2003, results were positively affected by a pre-tax gain on the sale of TEPPCO class B units of $11 million. EBIT for Field Services for the first half of 2004 was $186 million, compared with $83 million in 2003. The Field Services results reported for the second quarter and the first half year 2004 and 2003 exclude the Discontinued Operations that are set forth below.

     DUKE ENERGY NORTH AMERICA. Duke Energy North America reported an EBIT loss of $39 million in the second quarter 2004, compared to EBIT of $211 million in the second quarter 2003. The key factors for the second quarter 2004 were: (1) a previously announced $105 million ($113 million before minority interest) charge related to the California and western U.S. energy markets settlement, offset by a $108 million positive settlement in the Enron bankruptcy proceeding; (2) positive mark-to-market earnings of $24 million ($22 million before minority interest) as a result of changes in power and natural gas prices; and (3) a $10 million ($16 million before minority interest) loss on the liquidation of Duke Energy Trading and Marketing contracts. Compared to the second quarter 2003, Duke Energy North America's losses from energy generation increased primarily due to lower hedge value realization and higher operating and maintenance costs. This was partially offset by improved margins on structured contracts and lower depreciation and general and administrative costs. Results for the second quarter 2003 included a pre-tax gain of $175 million from the sale of Duke Energy North America's ownership interest in American Ref-Fuel. Foregone earnings associated with this sale were $14 million for the second quarter 2004. During the quarter, Duke Energy North America announced two significant asset sales. In May 2004, it announced an agreement to sell all of its merchant power plants in the southeastern United States; and in June 2004, it announced the sale of its deferred Moapa facility in Nevada. The southeastern merchant power plant sale was closed in the third quarter of 2004. The Moapa facility transaction is expected to close in the fourth quarter of 2004. The transactions will provide Duke Energy with approximately $650 million in cash proceeds and another approximately $650 million in tax benefits. Overall EBIT loss for Duke Energy North America for the first half of 2004 was $596 million, compared to a $234 million profit in 2003.

     INTERNATIONAL ENERGY. Duke Energy International reported EBIT of $68 million in the second quarter of 2004, compared to $91 million in the second quarter of 2003. The second quarter 2003 results benefited from a positive regulatory settlement in Brazil and early termination of a natural gas sales contract, which together totaled $37 million. The absence of such transactions in the second quarter 2004 was partially offset by improved operating results in Latin America during the second quarter of 2004. EBIT for International Energy for the first half of 2004 was $97 million, compared to $131 million in 2003. The Duke Energy International results reported for the second quarter and the first half year 2004 and 2003 exclude the Discontinued Operations that are set forth below.

     CRESCENT RESOURCES. Crescent Resources, Duke Energy's affiliated real estate company, reported second quarter 2004 EBIT of $87 million, compared to $21 million in the second quarter 2003. The increase was primarily attributed to a large commercial land sale at Potomac Yard in northern Virginia, and greater than expected residential developed lot sales during the second quarter of 2004. EBIT for Crescent Resources for the first half of 2004 was $147 million, compared to $21 million in 2003. The Crescent Resources results reported for the second quarter and the first half year 2004 and 2003 exclude the Discontinued Operations that are set forth below.

     OTHER. Other reported an EBIT loss of $26 million in the second quarter 2004, compared to an EBIT loss of $69 million in the second quarter 2003. The better results were driven primarily by a $21 million portion of the Enron settlement, which was recorded at Duke Energy Merchants. EBIT for Other for the first half of 2004 was a loss of $31 million, compared to a loss of $117 million in 2003. Duke Energy Merchants, a component of Other for Duke Energy, is not a part of Duke Capital. The Other results reported for the second quarter and the first half year 2004 and 2003 exclude the Discontinued Operations that are set forth below.

     DISCONTINUED OPERATIONS. Discontinued Operations generated second quarter 2004 income of $27 million, primarily driven by a true-up of the net gain on the sale of Duke Energy International's assets. These results compare to second quarter 2003 income of $23 million. The income for Discontinued Operations for the first half of 2004 was $273 million, compared with an income of $18 million in 2003.

     NON-GAAP FINANCIAL MEASURES

     The primary performance measure used by management to evaluate Duke Energy and Duke Capital segment performance is EBIT, which at the segment level represents all profits from continuing operations (both operating and non-operating) before deducting interest and taxes, and is net of the minority interest expense related to those profits. Management believes EBIT is a good indicator of each segment's operating performance as it represents the results of our ownership interests in continuing operations without regard to financing methods or capital structures.

     EBIT should not be considered an alternative to, or more meaningful than, net income, income from continuing operations, operating income or cash flow as determined in accordance with generally accepted accounting principles, or GAAP. Duke Energy's EBIT may not be comparable to a similarly titled measure of another company.

     LIQUIDITY AND CAPITAL RESOURCES

     Under various credit facilities, Duke Capital had the ability to borrow up to $1.2 billion as of June 30, 2004. Also as of June 30, 2004, Duke Capital had borrowings and letters of credit outstanding under these facilities of approximately $618 million, resulting in unused capacity of approximately $582 million.

     As of June 30, 2004, Duke Capital had short-term notes payable and commercial paper outstanding of $41 million, and long-term debt outstanding, including current maturities, of $14.5 billion.

     Duke Capital also had approximately $2.7 billion in cash and cash equivalents and approximately $38.2 billion of total assets as of June 30, 2004.

  OTHER RECENT DEVELOPMENTS

     In April 2004, we purchased $101 million of our outstanding notes in the open market. These purchases included $49 million of Duke Capital 5.50% senior notes due March 1, 2014 and $52 million of Duke Capital 4.37% senior notes due March 1, 2009. The securities were purchased at the then current market price plus accrued interest.

     On April 23, 2004, Duke Energy announced that it had completed the sale of International Energy's Asia Pacific power generation and natural gas transmission businesses to Alinta, Ltd. for approximately $1.2 billion. As a result of the changes in fair value of these assets, Duke Capital recorded a restoration of a loss, which was recorded in the fourth quarter of 2003, of $238 million in the first quarter of 2004. In conjunction with the closing of the transaction, an additional after-tax gain of $40 million was recorded in the second quarter of 2004.

     On May 4, 2004, Duke Energy announced that it had entered into an agreement with KGen Partners LLC to sell all of its merchant generation assets in the southeastern U.S. for approximately $475 million. The sale closed on August 5, 2004. The sales price consisted of approximately $425 million cash and a note receivable of approximately $50 million with principal and interest due no later than 7.5 years after the sale. Subsequent to the closing of the transaction, Duke Energy North America will continue to provide certain transitional services and operating and maintenance services for the sold assets, including potential exercise of limited plant dispatch rights for a period not to exceed six months from the date of August 5, 2004. Duke Energy North America anticipates recognizing the sale transaction in the third quarter of 2004, pending resolution of certain continuing involvement provisions.

     In conjunction with the sale of the southeastern assets to KGen Partners LLC, Duke Capital arranged a letter of credit with a face amount of $120 million in favor of Georgia Power Company to secure obligations of a KGen subsidiary under a seven-year power sales agreement, commencing in May, 2005, under which KGen will provide power from its Murray facility to Georgia Power. Duke Capital is the primary obligor to the letter of credit provider, but KGen has an obligation to reimburse Duke Capital for any payments made by it under the letter of credit as well as expenses incurred by Duke Capital in connection with the letter of credit. Duke Capital will operate the Murray facility under an operation and maintenance agreement with a KGen subsidiary.

     As disclosed in Note 12 to the Consolidated Financial Statements, Subsequent Events, in Duke Capital's Form 10-Q for the quarter ended June 30, 2003, Duke Capital announced the sale of a 25% undivided interest in the Duke Energy Vermillion facility. In May 2004, the sale of the 25% undivided interest in the Vermillion facility was completed for approximately $44 million. A loss on the sale of approximately $18 million was recorded in the third quarter of 2003. Duke Capital will continue to own the remaining 75% interest in the facility.

     In May 2004, Duke Energy Field Services, LLC completed the acquisition of gathering, processing and transmission assets in Southeast New Mexico from ConocoPhillips for approximately $80 million, consisting of $74 million in cash and the assumption of approximately $6 million of liabilities.

     On May 25, 2004, Duke Energy announced that it has entered into an agreement with BOC Group to sell its 30% interest in a Mexican nitrogen production business for approximately $60 million. The transaction is expected to close in the third quarter of 2004.

     On June 23, 2004, Duke Energy announced that it had entered into an agreement with Nevada Power Company to sell Duke Energy North America's deferred Moapa facility for approximately $182 million. Pending approval from the Public Utilities Commission of Nevada, the transaction is scheduled to close in the fourth quarter of 2004.

     On July 2, 2004, we realigned certain subsidiaries resulting in all of our wholly owned merchant generation facilities being owned by a newly created entity, Duke Energy Americas, LLC, or DEA, a directly wholly owned subsidiary of Duke Capital. DEA and Duke Capital are pass-through entities for U.S. income tax purposes. As a result of these changes, Duke Capital will recognize a federal and state tax expense of approximately $900 million in the third quarter of 2004 from the elimination of the deferred tax assets that existed on its balance sheet prior to the July 2, 2004 reorganization. Correspondingly, Duke Energy, our parent, will reflect, through consolidation, the elimination of the $900 million deferred tax asset at Duke Capital and the creation of a deferred tax asset of approximately $900 million on its balance sheet. Duke Energy will additionally recognize an approximate $45 million income tax benefit and corresponding deferred tax asset as a result of restating its deferred taxes to reflect a change in state tax rates. In future periods, as these deferred tax assets are converted into cash due to the realization of certain tax losses, Duke Energy intends to infuse the related cash flows back into Duke Capital. Most of these cash benefits result from tax losses arising from the sales of Duke Energy North America's southeastern U.S. generation assets and the Moapa facility.

     On July 13, 2004, Duke Energy announced it reached an agreement in principle with various parties specified below to resolve refund proceedings and other significant litigation related to the western energy markets during 2000-2001. As part of the agreement, Duke Capital will provide $207.5 million in cash and credits. In exchange, the parties to the agreement will forego all claims relating to refunds or other monetary damages for sales of electricity during the settlement period, and claims alleging Duke Energy, Duke Capital and applicable subsidiaries received unjust or unreasonable rates for the sale of electricity during the settlement period, January 2000 through June 2001. The settlement resolves:

      --   All western refund proceedings pending before the FERC;

      -- Market price investigations by attorneys general in California, Washington and Oregon;

      -- Private electricity-related class action suits filed on behalf of California, Washington, Oregon, Idaho and Utah ratepayers; and

      -- Natural gas price issues raised by the California attorney general, Pacific Gas and Electric Company, Southern California Edison Company and San Diego Gas & Electric Company.

     The parties to the settlement agreement include the FERC staff, the state of California, the state of Washington, the state of Oregon, Pacific Gas and Electric Company, Southern California Edison Company, San Diego Gas & Electric Company, the California Department of Water Resources, private plaintiffs in the electricity-related class action suits and Duke Energy, Duke Capital and applicable subsidiaries. The settlement is subject to approval by the FERC and the California Public Utilities Commission, and the class action settlements are subject to court approval. Certain charges related to the settlement in principle are reflected in the results set forth above.

     On July 28, 2004, Duke Energy announced that on August 31, 2004, it will redeem at par the entire issue of Duke Capital Financing Trust III 8 3/8% Trust Preferred Securities due August 31, 2029 with a face value of $250 million.

                                     * * *

     The foregoing information about Duke Capital and its business units is only a general summary and is not intended to be comprehensive. For additional information about Duke Capital and its business units you should refer to the information described under the caption "Where You Can Find More Information."

     Duke Capital's principal executive offices are located at 526 South Church Street, Charlotte, North Carolina 28202, telephone (704) 594-6200.

                                THE REMARKETING

Issuer........................   Duke Capital LLC, a Delaware limited liability
                                 company.

Securities Remarketed.........   $750,000,000 aggregate principal amount of
                                 4.331% Senior Notes due 2006, or the Notes.

Maturity......................   The Notes will mature on November 16, 2006,
                                 unless a tax event redemption has occurred prior to November 16, 2006.

Interest......................   The Notes will bear interest at 4.331% per
                                 annum on and after August 16, 2004. Interest on the Notes is payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year. The first interest payment on the remarketed Notes will be made on November 16, 2004.

Redemption....................   The Notes are redeemable at the option of Duke
                                 Capital on not less than 30 days' or more than 60 days' prior written notice, in whole but not in part, upon the occurrence and continuation of a tax event under the circumstances and at the redemption price set forth under the caption "Description of the Remarketed Senior
                                 Notes--Tax Event Redemption" in this prospectus supplement.

Ranking.......................   The Notes are direct, unsecured and
                                 unsubordinated obligations of Duke Capital and rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness.

Certain Covenants.............   The indenture governing the Notes contains
                                 certain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to create liens on our assets.
                                 See "Description of the Senior Notes--Negative
                                 Pledge" in the accompanying prospectus.

Possible Exchange of
Outstanding
Notes.........................   As described in this prospectus supplement, to
                                 manage our capital structure after the
                                 remarketing, we may offer, at our sole
                                 discretion, to exchange up to $400 million in aggregate principal amount of the Notes remarketed pursuant to this prospectus supplement for newly issued notes of different maturities. An exchange could be a partial offer with financial institutions with which we have commercial and investment banking relationships that purchase Notes in the remarketing. We currently do not expect to consider an exchange with any other holders of the Notes following a successful remarketing.
                                 See "Risk Factors--Risks Related to the Notes" and "Plan of Distribution."

                                  RISK FACTORS

     Before purchasing any of the Notes, you should carefully consider the following risk factors as well as the other information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein in order to evaluate an investment in the Notes.

RISKS RELATED TO THE NOTES

     DUKE CAPITAL MAY REDEEM THE NOTES UPON THE OCCURRENCE OF A TAX EVENT.

     Duke Capital may redeem the Notes, in whole but not in part, at any time if a tax event occurs and continues under the circumstances described in this prospectus supplement. If Duke Capital exercises this option, it will redeem the Notes at the redemption price plus accrued and unpaid interest, if any. If Duke Capital redeems the Notes, it will pay the redemption price in cash to the holders of the Notes. A tax event redemption will be a taxable event to the holders of the Notes.

     BECAUSE THE NOTES ARE CONTINGENT PAYMENT DEBT INSTRUMENTS, YOU MAY HAVE TO INCLUDE INTEREST IN YOUR TAXABLE INCOME BEFORE YOU RECEIVE CASH.

     Because the Notes are subject to the contingent payment debt rules, the Notes were deemed to be issued with original issue discount for United States federal income tax purposes. Original issue discount has accrued from the issue date of the Notes at the comparable yield of the Notes. As a result, you will be required to include original issue discount in your gross income for United States federal income tax purposes before you receive cash payments to which the original issue discount is attributable. See "United States Federal Income Tax Consequences."

     Although you may have purchased a Note for an amount that differs from the adjusted issue price of the Note at the time of purchase, you will be required to accrue original issue discount on the Note in accordance with the comparable yield even if market conditions have changed since the date of issuance. However, you will be required to adjust the amount of your original issue discount accrual to take into account this difference. Because of the manner in which original issue discount is accrued on the Notes, the amount of original issue discount accrued on the Notes for each quarter ending after August 16, 2004 will be less than the amount of interest paid on the Notes for such quarter.

     IF WE EXCHANGE A SIGNIFICANT PORTION OF THE REMARKETED NOTES FOR NEWLY ISSUED DUKE CAPITAL SECURITIES, THE TRADING MARKET, LIQUIDITY AND PRICE FOR THE NOTES THAT REMAIN OUTSTANDING MAY BE ADVERSELY AFFECTED.

     As more fully described elsewhere in this prospectus supplement, financial institutions with which we have commercial and investment banking relationships have indicated that they will purchase up to $400 million in aggregate principal amount of the Notes in the remarketing and we may subsequently offer to exchange some or all of the Notes held by such institutions for newly issued notes of Duke Capital with different maturities. In the event any transaction of this sort takes place, the outstanding aggregate principal amount of Notes could be significantly less than the amount of Notes remarketed pursuant to this prospectus supplement, which could adversely affect the trading market, liquidity and price of the remaining outstanding Notes. See "Plan of Distribution."

     WE COULD ENTER INTO VARIOUS TRANSACTIONS THAT COULD INCREASE THE AMOUNT OF OUR OUTSTANDING DEBT, OR ADVERSELY AFFECT OUR CAPITAL STRUCTURE OR CREDIT RATINGS, OR OTHERWISE ADVERSELY AFFECT HOLDERS OF THE NOTES.

     The terms of the Notes do not prevent us from entering into a variety of acquisition, change of control, refinancing, recapitalization or other highly leveraged transactions. As a result, we could enter into any transaction even though the transaction could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit ratings or otherwise adversely affect the holders of the Notes.

RISKS RELATED TO THE MARKET CYCLE OF OUR INDUSTRY

     OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY SUSTAINED DOWNTURNS OR SLUGGISHNESS IN THE ECONOMY, INCLUDING LOW LEVELS IN THE MARKET PRICES OF COMMODITIES, ALL OF WHICH ARE BEYOND OUR CONTROL.

     Sustained downturns or sluggishness in the economy generally affect the markets in which we operate and negatively influence our energy operations. Our Natural Gas Transmission and Field Services businesses may experience a decline in the volume of natural gas shipped through their pipelines and transport systems or gathered and processed at their plants, resulting in lower revenue and cash flows, as lower economic output reduces energy demand. Although our gas transmission is subject to mandated tariff rates, overall declines in the volume of gas shipped as a result of economic downturn or recession could reduce our revenues and cash flows, thus diminishing our results of operations.

     Our Duke Energy North America business sells power from primarily gas-fired generation facilities into the spot market or other competitive power markets on a contractual basis and enters into contracts to purchase and sell electricity, natural gas and natural gas liquids, or NGLs, as part of our power marketing and energy trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power, natural gas and NGLs in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. These factors could reduce our revenues and margins and therefore diminish our results of operations.

     Various factors that affect the end markets where we sell electricity or sell and transport natural gas could result in lower demand and market prices for our products and services. These factors include:

      -- weather conditions, including abnormally mild winter or summer weather that cause lower energy usage for heating or cooling purposes, respectively, and periods of low rainfall that decrease our ability to generate hydroelectric energy;

      -- supply of and demand for energy commodities, including any decreases in the production of natural gas which could negatively affect our processing business and our gas transmission business due to lower throughput;

      -- illiquid markets, including reductions in trading volumes which result in lower revenues and earnings;

      -- general economic conditions, including downturns in the U.S. or other economies which impact energy consumption particularly in which sales to industrial or large commercial customers comprise a significant portion of total sales;

      -- transmission or transportation constraints or inefficiencies which impact our merchant energy operations;

      -- availability of competitively priced alternative energy sources, which are preferred by some customers over energy produced from coal or gas plants, and of energy-efficient equipment which reduces energy demand;

      --   natural gas, crude oil and refined products production levels;

      -- electric generation capacity surpluses which cause our merchant energy plants to generate and sell less electricity at lower prices and may cause some plants to become non-economical to operate;

      --   capacity and transmission service into, or out of, our markets;

      --   petro chemical demand for NGLs;

      -- natural disasters, wars, embargoes and other catastrophic events to the extent they affect our operations and markets; and

      -- federal, state and foreign energy and environmental regulation and legislation.

     WE ARE EXPOSED TO MARKET RISK AND MAY INCUR LOSSES FROM OUR TRADING OPERATIONS AND OUR RISK MANAGEMENT PROCEDURES MAY NOT PREVENT LOSSES IN OUR ENERGY TRADING BUSINESS.

     Our trading portfolios consist of contracts to buy and sell commodities, including contracts for electricity, natural gas, NGLs and other commodities that are settled by the delivery of the commodity or cash and financial derivatives, including swaps, futures and options. If the values of these contracts change in a direction or manner that we do not anticipate, we could realize material losses from our trading activities. We have trading operations which target the U.S., Canadian and Latin American regions. We incur trading risks exposures in these markets. As we exit these activities, we may be exposed to increased market risks. In addition, certain other participants have chosen to or have been forced to exit from the energy trading markets, leading to a reduction in the number of trading partners and lower trading revenues. Also, our trading activities rely on electronic trading platforms and exchanges, and if any of those should be unavailable, we could suffer adverse losses due to our inability to trade.

     We actively manage the market and other risks inherent in our energy positions. Although we have sophisticated risk management systems in place that use advanced methodologies to quantify risk, these systems may not always be followed or may not always work as planned. In particular, risk in our energy trading is measured and monitored utilizing Value-at-Risk models to determine the potential one-day favorable or unfavorable value risks. These estimates are based on historical price volatility and assume a normal distribution of price changes. Thus, if prices significantly deviate from historical prices or the actual distribution is not normal, our risk management systems, including assumptions supporting the risk limits, may not protect us from significant losses. In addition, adverse changes in energy prices may result in economic losses in our earnings and cash flows and our balance sheet. Although we devote a considerable amount of management effort to our trading and risk management systems, their effectiveness remains uncertain.

     To lower our financial exposure related to commodity price fluctuations, primarily with respect to power, natural gas and NGLs, our marketing, trading and risk management operations routinely enter into contracts to hedge the value of our assets and operations. As part of this strategy, our Duke Energy North America and Field Services business units routinely utilize fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in over-the-counter markets or on exchanges. Duke Energy North America hedges a substantial portion of its expected power output and its natural gas fuel requirements. Field Services hedges a portion of its expected commodity exposure. However, we do not cover the entire exposure of our assets or our positions to market price volatility and the coverage will vary over time. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuating commodity prices could cause our sales and net income to be volatile.

     OUR RISK MANAGEMENT PROCEDURES MAY NOT PREVENT LOSSES IN OUR DEBT AND FOREIGN CURRENCY POSITIONS.

     We also actively manage the risk inherent in our debt and foreign currency positions. We manage interest rate exposure in our debt positions by limiting our variable-rate and fixed-rate exposures to percentages of total capitalization and by monitoring the effects of market changes in interest rates. We also enter into financial derivative instruments to manage and mitigate interest rate exposure. Our primary foreign currency rate exposures are the Canadian dollar and the Brazilian real. To mitigate risks associated with foreign currency fluctuations, we hedge investments through debt denominated or issued in the foreign currency and use foreign currency derivatives. In addition, we denominate in or index contracts to the U.S. dollar and/or local inflation rates, where possible. To monitor the foreign currency risk, we use sensitivity analysis, which measures the impact of devaluation of the foreign currency to which we have exposure. To the extent we have unhedged positions or our hedging and other risk management procedures do not work as planned, these practices may not protect us from significant losses in our earnings and cash flows and our balance sheet. Although we devote a considerable amount of management effort to our risk management systems, their effectiveness remains uncertain.

     OUR OPERATING RESULTS MAY FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.

     Electric power generation and gas distribution are generally seasonal businesses. In most parts of the U.S. and world in which we operate, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, demand for power peaks during the winter. In addition, demand for gas and other fuels peaks during the winter, especially for our natural gas businesses in Canada. Further, extreme weather conditions such as heat waves or winter storms could cause these seasonal fluctuations to be more pronounced. As a result, in the future the overall operating results of Duke Energy North America and Union Gas, which is a component of our natural gas transmission segment, may fluctuate substantially on a seasonal basis and thus make period comparison less relevant.

     OUR PROFITABILITY MAY DECLINE IF THE COUNTERPARTIES TO OUR TRANSACTIONS FAIL TO PERFORM IN ACCORDANCE WITH OUR AGREEMENTS WITH THEM.

     Our operations are exposed to the risk that counterparties to our transactions will not perform their obligations. Should the counterparties to arrangements with us fail to perform, we might be forced to acquire alternative hedging arrangements or honor the underlying commitment at then-current market prices. In such event, we might incur additional losses to the extent of amounts, if any, already paid to counterparties. This risk is most significant where we have concentrations of receivables from natural gas and electric utilities and their affiliates, as well as industrial customers and marketers throughout the U.S., Canada and Latin America. These concentrations of customers may negatively impact the credit quality of the entire sector, which would have a more significant impact on our profitability due to our level of exposure in the sector. In addition, in our marketing and trading activities, we often extend credit to our trading counterparties. Despite performing credit analysis prior to extending credit and the use of master collateral agreements to mitigate these credit risks, we are exposed to the risk that we may not be able to collect amounts owed to us. If the counterparty to such a financing transaction fails to perform and any collateral we have secured is inadequate, we will incur losses.

     WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE RISKS ASSOCIATED WITH SELLING AND MARKETING PRODUCTS IN THE WHOLESALE POWER MARKETS.

     We purchase and sell power at the wholesale level under market-based tariffs subject to the FERC's jurisdiction throughout the United States and also enter into agreements to sell available energy and capacity from our generation assets. If we are unable to deliver firm capacity and energy under these agreements, we could be required to pay damages. These damages would be based on the difference between the market price to acquire replacement capacity or energy and the contract price of the undelivered capacity or energy. Depending on price volatility in the wholesale energy markets, such damages could be significant. In addition, depressed spot and forward spreads between the price of electricity we sell and the cost of the fuel we use to generate that electricity have resulted in substantially reduced revenues in our merchant energy business and may continue to affect our earnings.

     In the absence or upon expiration of power sales agreements, we must sell all or a portion of the energy, capacity and other products from our facilities into the competitive wholesale power markets. Unlike most other commodities, electricity cannot be stored and must be produced concurrently with its use. As a result, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable. In addition, the price we can obtain for power sales may not change at the same rate as changes in fuel costs. Given the volatility and potential for material differences between actual power prices and fuel costs, if we are unable to secure long-term purchase agreements for our power generation facilities, our revenues would be subject to increased volatility and our financial results may be materially adversely affected.

     COMPETITION IN THE UNREGULATED MARKETS IN WHICH WE OPERATE MAY ADVERSELY AFFECT THE GROWTH AND PROFITABILITY OF OUR BUSINESS.

     We may be vulnerable to competition from new competitors that have greater financial resources than we do, seeking attractive opportunities to acquire or develop energy assets or energy trading operations both in the United States and abroad. These new competitors may include sophisticated financial institutions, some of which are already entering the energy trading and marketing sector, and international energy players, which may enter regulated or unregulated energy businesses. This competition may adversely affect our ability to make investments or acquisitions.

     We may not be able to respond in a timely or effective manner to the many changes intended to increase competition in the electricity industry. To the extent competitive pressures increase and the pricing and sale of electricity assume more characteristics of a commodity business, the economics of our business may come under long-term pressure.

     In addition, regulatory changes have also been proposed to increase access to electricity transmission grids by utility and non-utility purchasers and sellers of electricity. These changes could continue the disaggregation of many vertically-integrated utilities into separate generation, transmission, distribution and retail businesses. As a result, a significant number of additional competitors could become active in the wholesale power generation segment of our industry.

RISKS RELATED TO LEGAL PROCEEDINGS AND REGULATORY INVESTIGATIONS

     WE MAY BE ADVERSELY AFFECTED BY LEGAL PROCEEDINGS AND REGULATORY INVESTIGATIONS ARISING OUT OF OUR ENERGY OPERATIONS.

     Over the past several years, public and regulatory scrutiny of the energy industry and of the capital markets have resulted in increased regulatory investigations and litigation against industry participants. During this time, we have experienced a significant increase in regulatory investigations and litigation related to our operations, primarily with respect to the high wholesale electricity prices in the western United States during 2000 and 2001, pricing information provided to index publications and so-called "roundtrip" trades. Included in such litigation are a number of class action lawsuits that have been filed against us claiming that investors and purchasers of electricity and natural gas have suffered damages related to such events. Regulatory investigations or inquiries have been commenced by the FERC, the Commodity Futures Trading Commission, or CFTC, the SEC and the San Francisco and Houston offices of the U.S. Attorney related to some of these issues, any of which could lead to litigation and/or civil or criminal fines or penalties. We have reached initial and final settlements or dismissals of some of the litigation and regulatory investigations. However, future developments in these and other government investigations and litigation impacting the energy industry and us, including litigation regarding performance, contracts and other matters arising in the ordinary course of our business, could be materially adverse to us by affecting our operations and reputation, and diverting our attention and resources to addressing such actions. Furthermore, future declines in the availability, or increases in the cost, of our insurance policies and charges to our self-insurance reserves with respect to such litigation could cause material liabilities and costs, which could have a material adverse effect on our results of operations or financial position in the future.

RISKS RELATED TO THE REGULATION OF OUR BUSINESSES

  ELECTRIC

     OUR BUSINESSES IN NORTH AMERICA ARE SUBJECT TO COMPLEX GOVERNMENT REGULATIONS. THE ECONOMICS, INCLUDING THE COSTS, OF OPERATING OUR GENERATING FACILITIES MAY BE ADVERSELY AFFECTED BY CHANGES IN THESE REGULATIONS OR IN THEIR INTERPRETATION OR IMPLEMENTATION.

     Our businesses in North America are subject to complex government regulations on the federal and state levels. These regulations applicable to the electric power industry have a significant impact on the nature of the industry and the manner in which its participants conduct their businesses. Changes to these regulations are ongoing and we cannot predict the future course of changes in this regulatory environment or the ultimate effect that this changing regulatory environment will have on our business.

     The Public Utility Holding Company Act, or PUHCA, and the Federal Power Act, or FPA, regulate public utility holding companies and their subsidiaries and place constraints on the conduct of their business, although we are not subject to most of the provisions of PUHCA. The FERC regulates wholesale electricity operations and transmission rates. The Public Utility Regulatory Policies Act of 1978, or PURPA, provides qualifying facilities with exemptions from some federal and state laws and regulations, including PUHCA and most provisions of the FPA. The Energy Policy Act of 1992, or the Energy Act, also provides relief from regulation under PUHCA to "exempt wholesale generators." Maintaining the status of our facilities as qualifying facilities or exempt wholesale generators is conditioned on those facilities continuing to meet statutory criteria. Under current law, we are not and will not be subject to regulation as a registered holding company system under PUHCA as long as the domestic power plants we own through subsidiaries (such as in Duke Energy North America's business) are qualifying facilities under PURPA or are exempt wholesale generators under the Energy Act. If we were subject to these regulations, the economics and operations of our generating facilities could be negatively affected by the increased costs associated with upgrading our facilities and taking other actions to comply with these regulations.

     Existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have a detrimental effect on our business. Some of the restructured markets have recently experienced supply problems and price volatility. These supply problems and volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these markets, including California, proposals have been made by governmental agencies and other interested parties to re-regulate areas of these markets which have previously been deregulated. We cannot assure you that other proposals to re-regulate will not be made and that legislative or other attention to the electric power restructuring process will not cause the deregulation process to be delayed or reversed.

     The FERC has broadened its regulations that restrict information flow between jurisdictional electric and natural gas companies, or "jurisdictional companies," and marketing affiliates. The new regulations, which will be implemented on September 1, 2004, place greater restrictions on our ability to coordinate and manage our energy activities.

     OUR SALES MAY DECREASE IF WE ARE UNABLE TO GAIN ADEQUATE, RELIABLE AND AFFORDABLE ACCESS TO TRANSMISSION AND DISTRIBUTION ASSETS.

     We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we purchase to supply some of our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products may be hindered. The FERC's restrictions upon information flow between jurisdictional companies and marketing affiliates inhibit access to energy transmission and distribution assets controlled by us. If the new affiliate rules described above remain in place, such access may be further inhibited.

     In Order 888 and related orders, the FERC issued power transmission regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, not all markets are open and accessible as needed. We cannot predict whether and to what extent the industry will comply with these initiatives, or whether the regulations will fully accomplish their objectives.

     In addition, the independent system operators who oversee the transmission systems in regional power markets, such as California, have in the past been authorized to impose, and may continue to impose, price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing and trading. Given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by regulators, independent system operators or other market operators, we can offer no assurance that we will be able to operate profitably in wholesale power markets.

     IN THE FUTURE, WE MAY NOT BE ABLE TO SECURE LONG-TERM POWER PURCHASE AGREEMENTS FOR OUR POWER GENERATION FACILITIES OR OUR EXISTING POWER PURCHASE AGREEMENTS MAY NOT BE ENFORCEABLE, EITHER OF WHICH WOULD SUBJECT OUR SALES TO INCREASED VOLATILITY.

     Historically, power from merchant generation facilities has been sold under long-term power purchase agreements pursuant to which all energy and capacity was generally sold to a single party at fixed prices. Because of changes in the industry, the percentage of facilities with these types of long-term power purchase agreements has decreased, and it is likely that most of our facilities will operate without these agreements. Without the benefit of long-term power purchase agreements, we cannot assure you that we will be able to sell the power generated by our facilities or that our facilities will be able to operate profitably.

     In the future, utilities and other entities, with the approval of federal or state regulatory authorities, could seek to abrogate their existing power purchase agreements with other power generators. Some of our power purchase agreements for power generated from our independent power projects and generation assets could be subject to similar efforts by the entities who contract to purchase power from our facilities. If those efforts were to be successful, our sales could decrease or be subject to increased volatility.

     THE DIFFERENT REGIONAL POWER MARKETS IN WHICH WE COMPETE OR WILL COMPETE IN THE FUTURE HAVE CHANGING REGULATORY STRUCTURES, WHICH COULD AFFECT OUR GROWTH AND PERFORMANCE IN THESE REGIONS.

     Our wholesale power results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Because it remains unclear which companies will be participating in the various regional power markets, or how and when regional transmission organizations, or RTOs, will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

  GAS

     OUR GAS TRANSMISSION AND STORAGE OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATIONS AND RATE PROCEEDINGS THAT COULD HAVE AN ADVERSE IMPACT ON OUR ABILITY TO RECOVER THE COSTS OF OPERATING OUR PIPELINE FACILITIES.

     Our U.S. interstate gas transmission and storage operations are subject to the FERC's regulatory authority, which extends to:

      --   transportation of natural gas;

      --   rates and charges;

      --   construction;

      --   acquisition, extension or abandonment of services or facilities;

      --   accounts and records;

      --   depreciation and amortization policies; and

      --   operating terms and conditions of service.

     The FERC has taken actions to strengthen market forces in the natural gas pipeline industry which has led to increased competition throughout the industry. In a number of key markets, interstate pipelines are now facing competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a supplier or switch suppliers based on the short-term price of gas and the cost of transportation.

     Given the extent of the FERC's regulatory power, we cannot give any assurance regarding the likely regulations under which we will operate our natural gas transmission and storage business in the future or the effect of regulation on our financial position and results of operations. In addition, the FERC has broadened its regulations on jurisdictional companies to limit communications between a jurisdictional company and all our affiliates engaged in energy activities. The new regulations, which will be implemented on September 1, 2004, place greater restrictions on our ability to coordinate and manage our energy activities.

     Some of our interstate gas transmission operations from time to time have in effect rate settlements approved by the FERC which prevent those companies or third parties from modifying rates, except for allowed adjustments. These settlements do not preclude the FERC from taking action on its own to modify the rates. Upon expiration of the settlements, the companies or third parties may institute actions at the FERC to modify the companies' rates. It is not possible to determine at this time whether any such actions would be instituted or what the outcome would be but such proceedings could result in rate adjustments.

     Recent decisions could result in the imposition of regulatory operating terms and conditions of service on our interstate gas transmission operations that limit our management discretion and could also increase operational risks. In September 2002, a FERC administrative law judge ruled that El Paso Natural Gas Company, an interstate natural gas pipeline company, was in violation of the Natural Gas Act for not delivering sufficient gas to its California markets during 2000 and 2001 because it had operated its interstate gas pipeline system at less than the maximum allowable pressure for which the system is rated, engaged in inappropriate system maintenance and delivered gas to other markets. In November, 2003, a settlement was reached between El Paso Natural Gas Company and the FERC; however, if this ruling stands after review by the FERC, it could be interpreted to increase the delivery obligations and reduce the operational discretion of interstate gas pipelines, including those we operate, and, as a result, increase operational, contractual and litigation risks for our natural gas pipelines.

     POSSIBLE CHANGES AND DEVELOPMENTS IN THE CANADIAN REGULATORY ENVIRONMENT COULD RESULT IN A NEGATIVE IMPACT ON OUR BUSINESS AND OPERATIONS.

     The majority of our Canadian natural gas assets are subject to various degrees of federal or provincial regulation. Changes in such regulation may impact our capacity to conduct this business effectively and sustain or increase profitability. Furthermore, as the regulatory environment within which we conduct our business and operate our facilities continues to evolve from a traditional cost recovery model to a more competitive, market-based approach, there is increasing competition among pipeline companies. We cannot predict the timing or scope of these changes and developments in the regulatory environment or the impact they may ultimately have on our business and operations.

     Aboriginal groups have claimed aboriginal and treaty rights over a substantial portion of the lands on which our facilities in British Columbia and Alberta and the gas supply areas served by those facilities are located. The existence of these claims, which range from the assertion of rights of limited use up to aboriginal title, has given rise to some uncertainty regarding access to public lands for future development purposes.

RISKS RELATED TO OUR BUSINESS GENERALLY AND OUR INDUSTRY

  FINANCING AND LIQUIDITY RISKS

     OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO SUCCESSFULLY ACCESS CAPITAL MARKETS. OUR INABILITY TO ACCESS CAPITAL MAY LIMIT OUR ABILITY TO EXECUTE OUR BUSINESS PLAN OR PURSUE IMPROVEMENTS.

     We rely on access to both short-term money markets and longer-term capital markets as a source of liquidity for capital requirements not satisfied by the cash flow from our operations. If we are not able to access capital at competitive rates, our ability to implement our strategy will be adversely affected. Market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

      --   further economic downturns;

      --   the bankruptcy of an unrelated energy company;

      --   capital market conditions generally;

      --   market prices for electricity, gas and NGLs;

      -- terrorist attacks or threatened attacks on our facilities or unrelated energy companies; or

      --   the overall health of the energy industry.

     Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled. An inability to access capital may limit our ability to pursue improvements or acquisitions that we may otherwise rely on for future growth.

     INCREASES IN OUR LEVERAGE COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION, BUSINESS PLANNING AND FLEXIBILITY, FINANCIAL CONDITION, ABILITY TO SERVICE OUR DEBT OBLIGATIONS AND ABILITY TO ACCESS CAPITAL ON FAVORABLE TERMS.

     Our cash requirements arise primarily from the capital intensive nature of our energy businesses. In addition to operating cash flows, we use commercial paper and long-term debt to manage our cash needs. Our credit lines impose various limitations that could impact our liquidity and result in a material adverse impact on our business strategy and our ongoing financing needs. Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our floating rate debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

      --   increasing the cost of future debt financing;

      -- making it more difficult for us to satisfy our existing financial obligations;

      -- limiting our ability to obtain additional financing, if we need it, for working capital, acquisitions, debt service requirements or other purposes;

      -- increasing our vulnerability to adverse economic and industry conditions;

      -- requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

      -- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

     Specifically, as stipulated in the revolving credit facilities, some of our entities must maintain total debt to total capitalization ratios below specified target levels to be permitted to issue commercial paper and/or borrow under those facilities. These include limits of 65% at Duke Capital and Westcoast Energy, 75% at Union Gas and 53% at Duke Energy Field Services.

     As of June 30, 2004, Duke Capital had approximately $200 million (net of cash investments) of floating rate debt, representing about 1% of our total capitalization.

     A BREACH IN THE FINANCIAL COVENANTS SPECIFIED WITHIN OUR REVOLVING CREDIT AGREEMENTS COULD ADVERSELY AFFECT OUR ABILITY TO BORROW SHORT-TERM FUNDS AND COULD TRIGGER ACCELERATION OF BANK FACILITY INDEBTEDNESS AT OTHER SPECIFIC DUKE CAPITAL ENTITIES.

     Duke Capital and its affiliates maintain revolving credit facilities to provide back-up for commercial paper programs and/or letters of credit at various entities. These facilities typically include financial covenants which limit the amount of debt that can be outstanding as a percentage of the total capital for the specific entity. Some also include targeted EBITDA interest coverage ratios. Failure to maintain these covenants at a particular Duke Capital entity could preclude that entity from issuing commercial paper or letters of credit, borrowing under the revolving credit facility and could require other Duke Capital affiliates to immediately pay down any outstanding drawn amounts under other revolving credit agreements.

     A DOWNGRADE IN OUR CREDIT RATING COULD NEGATIVELY AFFECT OUR ABILITY TO ACCESS CAPITAL AND/OR TO OPERATE OUR POWER AND GAS TRADING BUSINESSES.

     Standard & Poor's and Moody's rate our senior, unsecured debt at BBB- and Baa3, respectively. If any of these rating agencies were to downgrade our long-term rating below investment grade, our borrowing costs would increase which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources would likely decrease. Further, if our short-term rating were to fall, it may significantly limit our access to the commercial paper market.

     In addition, some of our subsidiaries access debt and other capital from various sources and carry their own credit ratings. Any downgrade or other event negatively affecting the credit ratings of these subsidiaries could make their costs of borrowing higher or access to funding sources more limited, which in turn could increase the need of Duke Capital to provide liquidity in the form of capital contributions or loans to such subsidiaries, thus reducing the liquidity and borrowing availability of the consolidated group.

     Our ratings may be dependent on, among other things, our earnings outlook for future periods and the success of our business plan. If, as a result of market conditions or other factors affecting our business, we are unable to achieve our earnings outlook or we lower our earnings outlook, our ratings could be adversely affected. The failure to meet the goals set forth in our business plan from time to time could cause our ratings to be lowered.

     Our power and gas trading businesses rely on our investment grade ratings. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our ratings were to decline below investment grade, we would have to deposit additional collateral of cash, letters of credit or cash related instruments and segregate cash that we were holding as collateral. Failure to deposit collateral may result in a default under the applicable trading agreement, which could lead to termination of that agreement and require us to pay its termination value. A downgrade of Duke Capital below investment grade could also trigger termination clauses in some interest rate and foreign exchange derivative agreements, which would require cash payments. All of these events would reduce our liquidity and profitability.

  ENVIRONMENTAL REGULATION AND LIABILITY

     OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH IT OPERATES AND ANY CHANGES IN SUCH LEGISLATION COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     Our operations are subject to extensive environmental regulation pursuant to a variety of U.S., Canadian, and other federal, provincial, state and municipal laws and regulations. Such environmental regulation imposes, among other things, restrictions, liabilities, obligations and potential enforcement in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. The same types of responsibilities apply, for example, to emissions or discharges to the air or water from our operations. Environmental legislation also requires that our facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities and in some cases relevant private landowners.

     Existing environmental regulations could also be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur. The federal government and several states periodically propose increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management, which can translate into programmatic, operational or capital impacts on our assets, including the need to install and operate significant pollution control equipment. In addition, Canada may move forward on the process of adopting the greenhouse gas emissions principles of the Kyoto Accords, and there is the potential that regulatory policy initiatives regarding greenhouse gas emission reductions could at some time be adopted as law in the United States. With the trend toward stricter standards, greater regulation, more extensive permit requirements and an increase in the number and types of assets operated by us subject to environmental regulation, we expect our environmental expenditures to continue to be substantial in the future.

     Compliance with environmental regulations can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties, and failure to comply with environmental regulations may result in the imposition of fines and penalties. The steps we take to ensure our facilities are in compliance could be prohibitively expensive, and we may be required to shut down or alter the operation of our facilities, which may cause us to incur losses. Also, we may not be able to obtain or maintain from time to time all required environmental regulatory approvals for our development projects. If there is a delay in obtaining any required environmental regulatory approvals, if we fail to obtain and comply with them or if environmental regulations change and become more stringent, the operation of our facilities or the development of new facilities could be prevented, delayed or become subject to additional costs. Should we fail to comply with all applicable environmental laws, we may be subject to penalties and fines imposed against us by regulatory authorities. Although it is not expected that the costs of complying with current environmental regulations will have a material adverse effect on our financial condition or results of operations, no assurance can be made that the costs of complying with environmental regulations in the future will not have such an effect.

     WE COULD INCUR MATERIAL LOSSES IF WE ARE HELD LIABLE FOR THE ENVIRONMENTAL CONDITION OF ANY OF OUR ASSETS.

     We are generally responsible for on-site liabilities, and in some cases off-site liabilities, associated with the environmental condition of our power generation facilities, our natural gas assets or other activities which we have acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. In connection with some acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against some environmental liabilities. If we incur a material liability, or the other party to a transaction fails to meet its indemnification obligations to us, we could suffer material losses.

  OPERATIONAL RISKS

     OUR INVESTMENTS AND PROJECTS LOCATED OUTSIDE OF THE UNITED STATES EXPOSE US TO RISKS RELATED TO LAWS OF OTHER COUNTRIES, TAXES, ECONOMIC CONDITIONS, FLUCTUATIONS IN CURRENCY RATES, POLITICAL CONDITIONS AND POLICIES OF FOREIGN GOVERNMENTS. THESE RISKS MAY DELAY OR REDUCE OUR REALIZATION OF VALUE FROM OUR INTERNATIONAL PROJECTS.

     We currently own and may acquire and/or dispose of material energy-related investments and projects outside the United States. The economic, regulatory, market and political conditions in some of the countries where we have interests or in which we may explore development, acquisition or investment opportunities present risks of delays in construction and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law, regulations, market rules or tax policy, that are greater than in the United States. In particular, certain countries in Latin America, such as Argentina, Brazil and El Salvador, have proposed or are implementing changes in their market rules and regulations which could materially and adversely impact our ability to recognize anticipated value from our investments in that region.

     The uncertainty of the legal environment in some foreign countries in which we develop or acquire projects or make investments could make it more difficult to obtain non-recourse project or other financing on suitable terms, could adversely affect the ability of our customers to honor their obligations with respect to such projects or investments and could impair our ability to enforce our rights under agreements relating to such projects or investments.

     Operations in foreign countries also can present currency exchange rate and convertibility, inflation and repatriation risk. Economic and monetary conditions and other factors could affect our ability to convert our earnings denominated in foreign currencies. In addition, risk from fluctuations in currency exchange rates can arise when our foreign subsidiaries expend or borrow funds in one type of currency but receive revenue in another. In such cases, an adverse change in exchange rates can reduce our ability to meet expenses, including debt service obligations. Foreign currency risk can also arise when the revenues received by our foreign subsidiaries are not in U.S. dollars. In such cases, a strengthening of the U.S. dollar could reduce the amount of cash and income we receive from these foreign subsidiaries. While we believe we have hedges and contracts in place to mitigate our most significant short-term foreign currency exchange risks, our hedges may not be sufficient or we may have some exposures that are not hedged which could result in losses or volatility in our revenues.

     THE LONG-TERM FINANCIAL CONDITION OF OUR U.S. AND CANADIAN NATURAL GAS TRANSMISSION, GATHERING AND PROCESSING BUSINESSES ARE DEPENDENT ON THE CONTINUED AVAILABILITY OF NATURAL GAS RESERVES.

     The development of additional natural gas reserves requires significant capital expenditures by others for exploration and development drilling and the installation of production, gathering, storage, transportation and other facilities that permit natural gas to be produced and delivered to our pipeline systems. Low prices for natural gas, regulatory limitations, or the lack of available capital for these projects could adversely affect the development of additional reserves and production, gathering, storage and pipeline transmission and import and export of natural gas supplies. Additional natural gas reserves may not be developed in commercial quantities and in sufficient amounts to fill the capacities of our pipeline systems and the capacities of our gathering systems and plants.

     GATHERING, PROCESSING AND TRANSPORTING ACTIVITIES INVOLVE NUMEROUS RISKS THAT MAY RESULT IN ACCIDENTS AND OTHER OPERATING RISKS AND COSTS.

     There are inherent in our gas gathering, processing and transporting properties a variety of hazards and operating risks, such as leaks, explosions and mechanical problems, that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations. For our pipelines located near populated areas, including residential areas, commercial business centers, industrial sites and other public gathering areas, the level of damages resulting from these risks is greater.

     WE MAY BE REQUIRED TO RECORD ADDITIONAL IMPAIRMENTS IN THE RECORDED VALUE OF OUR ASSETS.

     In connection with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," we perform an annual goodwill impairment test in the third quarter of each fiscal year and update the test in other periods if events or circumstances indicate that the goodwill may not be recoverable. Additionally, we evaluate the carrying value of long-lived assets, excluding goodwill, when circumstances indicate the carrying value of those assets may not be recoverable under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." During the last half of 2003, we incurred asset impairments and other related charges of approximately $3.3 billion, primarily as a result of our decision to exit certain activities at Duke Energy North America. If market conditions continue to deteriorate or our market outlook changes, we could have additional impairments of goodwill and/or long-lived assets, which could have a material adverse effect on our consolidated financial position and/or results of operations.

     THE WIND DOWN OF OUR TRADING AND MARKETING JOINT VENTURE WITH EXXON MOBIL MAY INCUR ADDITIONAL LOSSES AND OTHER COSTS.

     We are engaged in efforts to wind down our joint venture with Exxon Mobil. As a result of market conditions, in many cases we have failed to receive the carrying value of the joint venture's assets and therefore sustained losses. In addition, we are involved in arbitration proceedings with Exxon Mobil and its affiliates related to disputes concerning the conduct and contractual obligations of the joint venture and its members. As we continue our efforts to wind down the joint venture and divest its positions, we are exposed to additional losses to the extent that we fail to receive the carrying value of these assets and additional costs or damages as a result of the arbitration proceedings.

     POTENTIAL TERRORIST ACTIVITIES OR MILITARY OR OTHER ACTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     The continued threat of terrorism and the impact of retaliatory military and other action by the United States and its allies may lead to increased political, economic and financial market instability and volatility in prices for natural gas which could affect the market for our gas operations and may materially adversely affect us in ways we cannot predict at this time. In addition, future acts of terrorism and any possible reprisals as a consequence of action by the United States and its allies could be directed against companies operating in the United States. The potential for terrorism has subjected our operations to increased risks and could have a material adverse effect on our business. In particular, we may experience increased capital and operating costs to implement increased security for our plants, such as additional physical plant security and additional security personnel.

     The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecast" and other similar words. Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Those factors include:

      -- state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures, and affect the speed at and degree to which competition enters the electric and natural gas industries;

      -- the outcomes of litigation and regulatory investigations, proceedings or inquiries;

      -- industrial, commercial and residential growth in our service territories;

      --   the weather and other natural phenomena;

      -- the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates;

      -- general economic conditions, including any potential effects arising from terrorist attacks and any consequential hostilities or other hostilities;

      -- changes in environmental and other laws and regulations to which we and our subsidiaries are subject or other external factors over which we have no control;

      -- the results of financing efforts, including our ability to obtain financing on favorable terms, which can be affected by various factors, including our credit ratings and general economic conditions;

      -- lack of improvement or further declines in the market prices of equity securities;

      --   the level of creditworthiness of counterparties to our transactions;

      -- the amount of collateral required to be posted from time to time in our transactions;

      -- growth in opportunities for our business units, including the timing and success of efforts to develop domestic and international power, pipeline, gathering, processing and other infrastructure projects;

      -- the performance of electric generation, pipeline and gas processing facilities;

      -- the extent of success in connecting natural gas supplies to gathering and processing systems and in connecting and expanding gas and electric markets;

      -- the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; and

      -- conditions of the capital markets and equity markets during the periods covered by the forward looking statements.

     In light of these risks, uncertainties and assumptions, the forward-looking events referred to or incorporated by reference in this prospectus supplement and the accompanying prospectus might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                              YEAR ENDED DECEMBER 31,         THREE MONTHS
                                          --------------------------------   ENDED MARCH 31,
                                          1999   2000   2001   2002   2003        2004
                                          ----   ----   ----   ----   ----   ---------------
Ratio of Earnings to Fixed Charges......  3.0    3.1    3.6    1.6     --*          --*

------------------------

* Earnings were inadequate to cover fixed charges by $2,383 million for the year ended December 31, 2003, and $183 million for the three months ended March 31, 2004.

     For purposes of this ratio (a) earnings consist of income from continuing operations before income taxes and fixed charges, and (b) fixed charges consist of all interest deductions, the interest component of rentals and preference security dividends of consolidated subsidiaries.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the remarketing of the Notes.

     We are remarketing up to $750,000,000 of Notes to investors on behalf of holders of Duke Energy's Equity Units, Series B issued in November 2001. Each Equity Unit consists of a unit, referred to as a Duke Energy Corporate Unit, which is comprised of our Note in the principal amount of $25 and a purchase contract under which the holder agrees to purchase a fractional share of common stock from Duke Energy for $25 on November 16, 2004.

     An amount equal to 100.73% of the principal amount of the remarketed Notes currently held as components of Duke Energy Corporate Units will be applied to purchase a specified portfolio of U.S. Treasury securities that mature on or prior to November 15, 2004, to secure Equity Unit holders' obligations under the purchase contracts. An amount equal to any proceeds from the remarketing of those Notes in excess of the U.S. Treasury portfolio purchase price will be paid to holders of Duke Energy Corporate Units whose Notes were sold in the remarketing, after the remarketing agents deduct the remarketing fee of up to 0.25% of the U.S. Treasury portfolio purchase price.

                   DESCRIPTION OF THE REMARKETED SENIOR NOTES

GENERAL

     The following description of the terms of the Notes summarizes certain general terms that will apply to the Notes. Duke Capital issued the Notes under a Senior Indenture dated as of April 1, 1998 between Duke Capital and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, as supplemented from time to time (the "Senior Indenture"). This description is not complete, and we refer you to the accompanying prospectus and the Senior Indenture. Defined terms have the meanings assigned to them in the Senior Indenture.

     We initially issued the Notes in connection with the issuance by Duke Energy Corporation, our sole and direct parent, of Duke Energy Corporation Equity Units, Series B. Each Equity Unit consists of a unit, referred to as a Duke Energy Corporate Unit, which is comprised of (1) a purchase contract under which the holder agrees to purchase shares of Duke Energy common stock from Duke Energy as provided therein and (2) a Duke Capital Note in the principal amount of $25. Holders of Duke Energy Corporate Units may substitute zero-coupon Treasury securities for the Notes that are part of their Duke Energy Corporate Units under certain circumstances. In such an event, a second type of Equity Unit, referred to as a Duke Energy Treasury Unit, is created, with the Note being released to the holder as a result. Notes that are part of Duke Energy Corporate Units are pledged to Duke Energy Corporation to secure the obligation that the Duke Energy Corporate Unit holders have to purchase Duke Energy common stock. Duke Energy Corporation designated J.P. Morgan Trust Company, National Association (successor in interest to Bank One Trust Company, N.A.) as collateral agent to hold the pledged Notes and any other pledged securities.

     This prospectus supplement relates to the remarketing of the Notes on behalf of the Corporate Unit holders and any holders of Notes that have been separated from the Corporate Units who have elected to participate in the remarketing.

     The Notes are limited in aggregate principal amount to $750,000,000. The entire principal amount of the Notes will mature and become due and payable, together with any accrued and unpaid interest, on November 16, 2006, unless a tax event redemption has occurred prior to November 16, 2006. Except for a tax event redemption, the Notes are not be redeemable by us. The Notes are not subject to a sinking fund provision.

     As of June 30, 2004, Duke Capital had approximately $5.2 billion of short-term and long-term debt, including the Notes, and Duke Capital's subsidiaries had approximately $9.3 billion of short-term and long-term debt.

DENOMINATIONS; TRANSFER AND EXCHANGE

     The Notes will be remarketed in registered form, without coupons, in denominations of $25 and integral multiples of $25, and may be transferred or exchanged without service charge, but upon payment of any taxes or other governmental charges payable in connection therewith.

PAYMENTS

     Payments on Notes remarketed as a global security will be made to the depositary, a successor depositary or, in the event that no depositary is used, to a paying agent for the Notes. Principal and interest with respect to certificated Notes will be payable, the transfer of the Notes will be registrable and Notes will be exchangeable for Notes of other denominations of a like aggregate principal amount, at the office or agency maintained by us for this purpose in the Borough of Manhattan, The City of New York. However, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as such address appears in the security register or by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustee at least 16 days prior to the date of payment by the person entitled to payment. The Depository Trust Company will serve as the depositary with respect to the Notes, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) will serve as the initial paying agent, transfer agent and registrar for the Notes. We may at any time designate additional transfer agents and paying agents with respect to the Notes, and may remove any transfer agent, paying agent or registrar for the Notes. We will at all times be required to maintain a paying agent and transfer agent for the Notes in the Borough of Manhattan, The City of New York.

     Any monies deposited with the Trustee or any paying agent, or held by us in trust, for the payment of principal of or interest on any Note and remaining unclaimed for two years after such principal or interest has become due and payable will, at our request, be repaid to us or released from trust, as applicable, and the holder of the Note will thereafter look, as a general unsecured creditor, only to us for the payment thereof.

     The Senior Indenture does not contain provisions that afford holders of the Notes protection in the event of a highly leveraged transaction or other similar transaction involving us that may adversely affect the holders.

INTEREST

     Each Note will bear interest at the rate of 4.331% per year effective on and after August 16, 2004, payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, commencing November 16, 2004. Interest will be payable to the person in whose name the Note is registered at the close of business on the first day of the month in which the interest payment date falls. In addition, because the Notes are subject to the contingent payment debt rules, original issue discount (OID) will accrue on the Notes for United States federal income tax purposes.

     The amount of interest payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed in the 90-day period. In the event that any date on which interest is payable on the Notes is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of the delay, except that, if the business day is in the next succeeding calendar year, then the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled interest payment date.

TAX EVENT REDEMPTION

     If a tax event occurs and is continuing, we may, at our option, redeem the Notes in whole, but not in part, at any time at a redemption price equal to, for each Note, the redemption amount described below plus accrued and unpaid interest, if any, to the redemption date. Installments of interest on Notes which are due and payable on or prior to a redemption date will be payable to the holders of the Notes registered as such at the close of business on the relevant record dates. If, following the occurrence of a tax event, we exercise our option to redeem the Notes, the proceeds of the redemption will be payable in cash to the holders of the Notes.

     "Tax event" means the receipt by us of an opinion of a nationally recognized independent tax counsel experienced in such matters to the effect that there is more than an insubstantial risk that interest payable by us on the Notes would not be deductible, in whole or in part, by us for United States federal income tax purposes as a result of

      -- any amendment to, change in, or announced proposed change in, the laws, or any regulations thereunder, of the United States or any political subdivision or taxing authority thereof or therein affecting taxation,

      -- any amendment to or change in an interpretation or application of any such laws or regulations by any legislative body, court, governmental agency or regulatory authority, or

      -- any interpretation or pronouncement that provides for a position with respect to any such laws or regulations that differs from the generally accepted position on the original issue date,

which amendment, change or proposed change is effective or which interpretation or pronouncement is announced on or after the original issue date.

     "Redemption amount" for each Note means the product of the principal amount of the Note and a fraction whose numerator is the Treasury portfolio purchase price and whose denominator is the aggregate principal amount of the Notes outstanding on the tax event redemption date. However, the redemption amount for each Note shall not be less than the principal amount of the Note.

     The Treasury portfolio will consist of

      -- principal or interest strips of U.S. Treasury securities which mature on or prior to November 15, 2006 in an aggregate amount equal to the aggregate principal amount of the Notes outstanding on the tax event redemption date and

      -- with respect to each scheduled interest payment date on the Notes that occurs after the tax event redemption date, interest or principal strips of U.S. Treasury securities which mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on the aggregate principal amount of the Notes outstanding on the tax event redemption date.

     "Treasury portfolio purchase price" means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding the tax event redemption date for the purchase of the Treasury portfolio for settlement on the tax event redemption date.

     "Quotation agent" means Morgan Stanley & Co. Incorporated or its successor or any other primary U.S. government securities dealer in New York City selected by us.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of Notes to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes. In the event any Notes are called for redemption, neither we nor the Trustee will be required to register the transfer of or exchange the Notes to be redeemed.

DEFEASANCE; COVENANT DEFEASANCE

     The provisions of the Senior Indenture that provide for defeasance and covenant defeasance (as described in "Description of the Senior
Notes--Defeasance and Covenant Defeasance" in the accompanying prospectus) will not apply to the Notes.

BOOK-ENTRY AND SETTLEMENT

     We have obtained the information in this section concerning The Depository Trust Company, or DTC, and its book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

     The Notes initially will be represented by one or more fully registered global securities, respectively. Each global security will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co., DTC's nominee.

     You may hold your interests in a global security in the United States through DTC, either as a participant in such system or indirectly through organizations which are participants in such system. So long as DTC or its nominee is the registered owner of the global securities representing the Notes, DTC or such nominee will be considered the sole owner and holder of the Notes for all purposes of the Notes and the Senior Indenture. Except as provided below, owners of beneficial interests in the Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders of the Notes under the Senior Indenture, including for purposes of receiving any reports that we or the Trustee deliver pursuant to the Senior Indenture. Accordingly, each person owning a beneficial interest in a Note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of Notes.

     Unless and until we issue the Notes in fully certificated form under the limited circumstances described below under the heading "--Certificated Notes:"

      -- you will not be entitled to receive physical delivery of a certificate representing your interest in the Notes;

      -- all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

      -- all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the Notes, for distribution to you in accordance with DTC procedures.

THE DEPOSITORY TRUST COMPANY

     DTC will act as securities depositary for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. DTC is:

      --   a limited-purpose trust company organized under the New York Banking
           Law;

      --   a "banking organization" under the New York Banking Law;

      --   a member of the Federal Reserve System;

      --   a "clearing corporation" under the New York Uniform Commercial Code;
           and

      -- a "clearing agency" registered under the provision of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates.

     Direct participants of DTC include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

     If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, the Notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The SEC has on file a set of the rules applicable to DTC and its direct participants.

     Purchases of the Notes under DTC's system must be made by or through direct participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive physical delivery of certificates representing their ownership interests in the Notes, except as provided below in "--Certificated Notes."

     To facilitate subsequent transfers, all Notes deposited with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. has no effect on beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Notes. DTC's records reflect only the identity of the direct participants to whose accounts such Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

BOOK-ENTRY FORMAT

     Under the book-entry format, the Trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants or to the beneficial owners. You may experience some delay in receiving your payments under this system.

     DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to Notes on your behalf. We and the Trustee have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Trustee will not recognize you as a holder of any Notes under the Senior Indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a Note if one or more of the direct participants to whom the Note is credited direct DTC to take such action. DTC can only act on behalf of its direct participants. Your ability to pledge Notes to indirect participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your Notes.

CERTIFICATED NOTES

     The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in such a global security.

     Except as provided below, owners of beneficial interests in such a global security will not be entitled to receive physical delivery of Notes in certificated form and will not be considered the holders (as defined in the Senior Indenture) thereof for any purpose under the Senior Indenture, and no global security representing Notes will be exchangeable, except for another global security of like denomination and tenor to be registered in the name of the depositary or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the securities depositary or, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Senior Indenture.

     In the event that

      -- the depositary notifies us that it is unwilling or unable to continue as a depositary for the global securities and no successor depositary has been appointed within 90 days after this notice,

      -- the depositary at any time ceases to be a clearing agency registered under the Securities Exchange Act of 1934 when the depositary is required to be so registered to act as the depositary and no successor depositary has been appointed within 90 days after we learn that the depositary has ceased to be so registered, or

      -- we, in our sole discretion, determine that the global securities shall be so exchangeable,

certificates for the Notes will be printed and delivered in exchange for beneficial interests in the global securities, provided that we understand that under current industry practices, DTC would notify its participants of our determination in the preceding third bullet point, but would only withdraw beneficial interests from a global security at the request of participants. Any global security that is exchangeable pursuant to the preceding sentence will be exchangeable for Notes certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global securities.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes the material United States federal income tax consequences of the purchase, ownership and disposition of the Notes. Except where noted, this summary deals only with a Note held as a capital asset by a holder who:

      --   is a United States holder (as defined below), and

      -- purchases the Note in the remarketing at the price to the public set forth on the cover of this prospectus supplement.

     A "United States holder" is a beneficial owner of a Note who is one of the following:

      --   a citizen or resident of the United States;

      -- a corporation, partnership or other entity treated as a corporation or partnership for United States federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision of the United States;

      -- an estate the income of which is subject to United States federal income taxation regardless of its source; or

      -- a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or
           (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     A Non-United States holder is a beneficial owner of a Note other than a United States holder.

     The tax treatment of a holder may vary depending on such holder's particular situation. This summary does not address all the tax consequences that may be relevant to holders that are subject to special tax treatment, such as:

      --   dealers in securities or currencies;

      --   financial institutions;

      --   tax-exempt investors;

      -- traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

      --   insurance companies;

      --   real estate investment companies;

      --   regulated investment companies;

      -- persons holding the Note as part of a hedging, conversion, integrated or constructive sale transaction;

      --   persons holding the Note as part of a straddle;

      -- United States holders whose functional currency is not the United States dollar; or

      --   persons liable for alternative minimum tax.

     In addition, if a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If an investor is a partner of a partnership holding the Notes, such investor should consult its tax advisors.

     This summary is based on the Internal Revenue Code of 1986, as amended (which is referred to as the "Code"), the Treasury regulations promulgated under the Code and administrative and judicial interpretations. These income tax laws, regulations and interpretations, however, may change at any time. Any change could be retroactive to the issuance date of the Notes.

     No statutory, administrative or judicial authority directly addresses the treatment of Notes or instruments similar to Notes for United States federal income tax purposes. As a result, no assurance can be given that the Internal Revenue Service, or IRS, or the courts will agree with the tax consequences described herein. You should consult your own tax advisor regarding the tax consequences to you of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.

UNITED STATES HOLDERS

  ACCRUAL OF INTEREST

     Because of the manner in which the interest rate on the Notes is reset, the Notes are classified as contingent payment debt obligations under the Treasury regulations. All payments on the Notes including stated interest will be taken into account under these Treasury regulations and actual cash payments of interest on the Notes will not be reported separately as taxable income. As discussed more fully below, the effect of these Treasury regulations will be to require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the Notes.

     Under the contingent payment debt rules, each year you will be required to include in income original issue discount adjusted in the manner described below, regardless of your usual method of tax accounting. Such original issue discount will be based on the comparable yield of the Notes. This amount will differ from the interest payments actually received by you.

     Pursuant to the contingent payment debt rules, Duke Capital was required to provide the comparable yield and, solely for tax purposes, was also required to provide a projected payment schedule with respect to the Notes. Duke Capital determined, as of the issue date of the Notes, that the comparable yield was an annual rate of 5.04%, compounded quarterly. Based on the comparable yield, the projected payment schedule for the Notes per $25 of principal amount was $0.2610 for the initial period ending on February 16, 2002, $0.2700 for each subsequent quarter ending on or prior to August 16, 2004, $0.3780 for each quarter ending after August 16, 2004 and $25.3780 at maturity (which includes the stated principal amount of the Notes as well as the final projected interest payment). Under the Senior Indenture governing the Notes, Duke Capital agreed, and by acceptance of a beneficial interest in the Notes you will be deemed to have agreed, for United States federal income tax purposes, to be bound by Duke Capital's determination of the comparable yield and projected payment schedule.

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your interest accruals and adjustments thereof in respect of the Notes and do not constitute a representation regarding the actual amount of the payment on a Note.

     The amount of original issue discount on a Note for each accrual period is determined by multiplying the comparable yield of the Note, adjusted for the length of the accrual period, by the Note's adjusted issue price at the beginning of the accrual period, determined in accordance with the rules set forth in the contingent payment debt regulations. The adjusted issue price of each Note at the beginning of each accrual period equals $25.00, increased by original issue discount previously accrued on the Note and decreased by the payments projected to be made on the Note. The amount of original issue discount so determined is then allocated on a ratable basis to each day in the accrual period that a holder held the Note. As a result of the remarketing, the remaining payments on the Notes will become fixed for each quarter, and the difference between such fixed amount and the $0.3780 projected amount to be paid will constitute an adjustment to the amount of original issue discount that will be accrued on the Notes. Duke Capital is required to provide information returns stating the amount of original issue discount accrued on subordinated notes held of record by persons other than corporations and other exempt owners.

     If you purchase a Note in the secondary market for an amount that differs from the adjusted issue price of the Note at the time of purchase, you will be required to accrue original issue discount on the Note in accordance with the comparable yield even if market conditions have changed since the date of issuance. Adjustments will cause, as the case may be, a "positive adjustment" (i.e., an increase) or a "negative adjustment" (i.e., a decrease) to your original issue discount inclusion. If the purchase price of a Note is less than its adjusted issue price, a positive adjustment will result, and if the purchase price is more than the adjusted issue price of a Note, a negative adjustment will result. Any difference between your purchase price for the Note and the adjusted issue price of the Note should be allocated to daily portions of original issue discount over the remaining term of the Notes. The amount so allocated to a daily portion of original issue discount should be taken into account by you as a reduction or increase in such original issue discount. Any negative or positive adjustment of the kind described above made by you will decrease or increase, respectively, your tax basis in the Note.

     Because of the manner in which original issue discount accrues on the Notes, the amount of the original issue discount so accrued on a Note for each quarter ending after August 16, 2004 will be less than the amount of interest paid on the Note for such quarter.

     Certain United States holders will receive IRS Forms 1099-OID reporting interest accruals on their Note. Those forms will not, however, reflect the effect of any positive or negative adjustments resulting from your purchase of the Note in the remarketing at a price that differs from its adjusted issue price on the date of purchase. You are urged to consult your tax advisor as to whether, and how, such adjustments should be made to the amounts reported on any IRS Form 1099-OID.

  SALE, EXCHANGE OR OTHER DISPOSITION OF THE NOTES

     Upon the disposition of a Note, you will generally have gain or loss equal to the difference between your amount realized and your adjusted tax basis in the Note. Gain or loss on the sale, exchange or other disposition of a Note that occurs during the six month period following the date the interest rate is reset will generally be treated as ordinary income or loss, unless no further payments are due during the remainder of the six month period. The amount of any ordinary loss may not exceed your prior net interest inclusions (reduced by the total net negative adjustments previously allowed as an ordinary loss). Gain recognized on the sale, exchange or other disposition of a Note starting from the date when no further payments are due during the six month period after the interest rate on the Notes is reset will generally be ordinary income to the extent attributable to the excess, if any, of the present value of the total remaining principal and interest payments due on the Note and the present value of the total remaining payments set forth on the projected payment schedule for such Note. Any gain or loss recognized on a sale, exchange or other disposition of a Note which is not treated as ordinary income or loss (as described above) generally will be treated as capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are subject to tax at preferential rates. Your ability to deduct capital losses is subject to limitations.

     Special rules apply in determining the tax basis of a Note. Your tax basis in a Note is generally increased by original issue discount you previously accrued on the Note, and reduced by the payments projected to be made.

TAX EVENT REDEMPTION OF THE NOTES

     A tax event redemption of your Notes will be a taxable event for you that will be subject to tax in the manner described above under "--Sale, Exchange or Other Disposition of the Notes."

NON-UNITED STATES HOLDERS

     The following discussion is a summary of certain United States federal tax consequences that will apply to you if you are a Non-United States holder of the Notes. Special rules may apply to you if you are a controlled foreign corporation, passive foreign investment company, foreign personal holding company or, in certain circumstances, an individual who is a United States expatriate and therefore subject to special treatment under the Code. You should consult your own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to you.

  UNITED STATES FEDERAL WITHHOLDING TAX

     The 30% United States federal withholding tax will not apply to any payment, including original issue discount, on a Note under the portfolio interest rule provided that:

      -- interest paid on the Note is not effectively connected with your conduct of a trade or business in the United States;

      -- you do not actually, or constructively, own 10% or more of the total combined voting power of all classes of Duke Energy or Duke Capital voting stock within the meaning of the Code and the Treasury regulations;

      -- you are not a controlled foreign corporation that is related to Duke Energy or Duke Capital through stock ownership;

      -- you are not a bank whose receipt of interest on the Notes is described in section 881(c)(3)(A) of the Code; and

      -- (1) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States holder, or (2) you hold the Notes through certain foreign intermediaries and you satisfy the certification requirements of applicable Treasury regulations.

     Special certification rules apply to holders that are pass-through entities rather than individuals.

     If you cannot satisfy the requirements described above, payments made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from, or reduction in the rate of, withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on the Notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as described below under "--United States Federal Income Tax"). Alternative documentation may be applicable in certain situations.

  UNITED STATES FEDERAL INCOME TAX

     If you are engaged in a trade or business in the United States and interest (including original issue discount) on the Notes is effectively connected with the conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided you comply with certain certification and disclosure requirements discussed above in "--United States Federal Withholding Tax") in the same manner as if you were a United States holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30%, or lower applicable income tax treaty rate, of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by you of a trade or business in the United States.

     Any gain realized on the disposition of a Note will generally not be subject to United States federal income tax unless (1) that gain or income is effectively connected with the conduct of a trade or business by you in the United States or (2) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

  UNITED STATES FEDERAL ESTATE TAX

     Your estate will not be subject to United States federal estate tax on Notes beneficially owned by you at the time of your death, provided that any payment to you on the Notes would be eligible for exemption from the 30% withholding tax under the rules described in the bullet points under the heading "--United States Federal Withholding Tax," without regard to the certification requirements of the fifth bullet point.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     If you are a United States holder of Notes, information reporting requirements will generally apply to all payments Duke Capital makes to you and the proceeds from the sale of a Note paid to you, unless you are an exempt recipient such as a corporation. Backup withholding tax will apply to those payments if you fail to provide a taxpayer identification number, a certification of exempt status, or if you fail to report in full interest income.

     If you are a Non-United States holder of Notes, Duke Capital must report annually to the IRS and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. In general, you will not be subject to backup withholding regarding payments Duke Capital makes to you provided that we do not have actual knowledge or reason to know that you are a United States holder and we have received from you the statement described above under "Non-United States Holders--United States Federal Withholding Tax." In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a Note made within the United States or conducted through a United States-related intermediary, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States holder, or you otherwise establish and exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability provided the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     Under the terms and conditions contained in the remarketing agreement, dated November 19, 2001, and the supplemental remarketing agreement, dated August 11, 2004, Morgan Stanley & Co. Incorporated, ABN AMRO Incorporated and Barclays Capital Inc., as the remarketing agents, have remarketed the Notes at a price greater than the "remarketing value." The remarketing value with respect to each Note that is being offered in this remarketing is the sum of:

      -- the value at August 11, 2004 of such amount of U.S. Treasury securities as will pay, on or prior to November 15, 2004, an amount of cash equal to the interest scheduled to be paid on the Note on that date, at 4.32% per annum (the rate of interest in effect prior to the re-setting of the interest rate in the remarketing); and

      -- the value at August 11, 2004 of such amount of U.S. Treasury securities as will pay, on or prior to November 15, 2004, an amount of cash equal to $25.

     In connection with the remarketing, Morgan Stanley & Co. Incorporated, as reset agent, has reset the rate of interest payable on the Notes to equal to 4.331%, which will be effective upon the closing of the remarketing on August 16, 2004.

     The remarketing agreement provides that the remarketing is subject to customary conditions precedent, including the delivery of legal opinions. Upon the closing of the remarketing, the net proceeds from the remarketing of Notes comprising a part of Duke Energy Corporate Units (i.e., Corporate Units consisting of a Note and a purchase contract) will be used to purchase the U.S. Treasury securities described above, which will be pledged to secure the obligations of holders of Corporate Units to purchase shares of Duke Energy common stock under the purchase contracts.

     Pursuant to the remarketing agreement, the remarketing agents will retain a total remarketing fee equal to 25 basis points (0.25%) of the U.S. Treasury portfolio purchase price. Neither we nor the holders of Notes participating in this remarketing will otherwise be responsible for any remarketing fee or commission in connection with this remarketing.

     The Notes have no established trading market. The remarketing agents have advised us that they intend to make a market in the Notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the Notes.

     Financial institutions with which we have commercial and investment banking relationships have indicated that they will purchase up to $400 million in aggregate principal amount of the Notes in the remarketing. To manage our capital structure after a successful remarketing, we may offer, in our sole discretion, to exchange some or all of the Notes held by such institutions for new notes of Duke Capital of different maturities, which the institutions may reoffer to new investors. Although an exchange, if it occurs, may take place shortly following completion of the remarketing, we have no agreement or other commitment to make any such exchange, and there is no certainty as to whether or when such exchange might occur. We currently do not expect to consider an exchange with any other holders of the Notes following a successful remarketing.

     In order to facilitate the remarketing of the Notes, the remarketing agents may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. In general, purchases of a security for the purpose of stabilization could cause the price of the security to be higher than it might be in the absence of these purchases. We and the remarketing agents make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, we and the remarketing agents make no representation that the remarketing agents will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

     Duke Capital has agreed to indemnify the remarketing agents against or to contribute to payments that the remarketing agents may be required to make in respect of, certain liabilities, including liabilities under the Securities Act. The remarketing agents have in the past provided, and may in the future provide, investment banking and underwriter services to Duke Capital and its affiliates for which they have received, or will receive, customary compensation.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this prospectus by reference from Duke Capital's Annual Report on Form 10-K/A for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which expresses an unqualified opinion and includes explanatory paragraphs concerning (1) the adoption of the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of January 1, 2001; Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002; Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," as of January 1, 2003; Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," as of July 1, 2003; Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," as of July 1, 2003; and Emerging Issues Task Force No. 02-03, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," as of January 1, 2003; (2) the realignment of Duke Capital's segments for financial reporting purposes and (3) the revision of the consolidated financial statements), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters with respect to the remarketing of the Notes will be passed on for us by Robert T. Lucas III, Esq. who is Duke Capital's Associate General Counsel and Assistant Secretary, and by Simpson Thacher & Bartlett LLP, New York, New York, and for the remarketing agents by Sidley Austin Brown & Wood LLP, New York, New York.

                      WHERE YOU CAN FIND MORE INFORMATION

     Duke Capital files annual, quarterly and current reports and other information with the Securities and Exchange Commission, or the SEC. Such reports and other information can be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at 1-800-SEC-0330 for further information.

     Duke Capital's filings are also available to the public through:

      --   Duke Energy's web site at http://www.duke-energy.com; and

      --   the SEC web site at http://www.sec.gov.

     Additional information about us is also available on Duke Energy's web site at http://www.duke-energy.com. Such web site is not a part of this prospectus supplement.

     The SEC allows Duke Capital to "incorporate by reference" the information Duke Capital files with it, which means that Duke Capital can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that Duke Capital files later with the SEC will automatically update and supersede this information. Duke Capital incorporated by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until Duke Capital completes its remarketing of the Notes:

      -- Duke Capital's annual report on Form 10-K and Form 10-K/A for the year ended December 31, 2003; and

      -- Duke Capital's quarterly report on Form 10-Q and Form 10-Q/A for the quarter ended March 31, 2004.

     Duke Capital will provide without charge a copy of these filings, other than any exhibits unless the exhibits are specifically incorporated by reference into this prospectus supplement. You may request your copy by writing Duke Capital at the following address or telephoning one of the following numbers:

    Investor Relations Department
     Duke Capital LLC
     P.O. Box 1005
     Charlotte, North Carolina 28201
    (704) 382-3853 or (800) 488-3853 (toll-free)

PROSPECTUS

                                 $1,750,000,000

                                DUKE CAPITAL LLC
                    A SUBSIDIARY OF DUKE ENERGY CORPORATION

                                  SENIOR NOTES

                             ---------------------

     This prospectus contains summaries of the general terms of these securities. You will find the specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                    This prospectus is dated April 28, 2004.

     You should rely only on the information contained in or incorporated by reference in this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information provided by or incorporated by reference in this prospectus is accurate as of any date other than the date of the document containing the information.

                               TABLE OF CONTENTS

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About This Prospectus.......................................     3
Duke Capital LLC............................................     4
Risk Factors................................................     6
Ratio of Earnings to Fixed Charges..........................    21
Use of Proceeds.............................................    21
Description of the Senior Notes.............................    21
Plan of Distribution........................................    31
Experts.....................................................    32
Validity of the Securities..................................    32
Where You Can Find More Information.........................    33

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that Duke Capital filed with the SEC utilizing a "shelf" registration process. Under the shelf registration process, Duke Capital may offer Senior Notes in one or more offerings up to a total dollar amount of $1,750,000,000.

     This prospectus provides general descriptions of the securities Duke Capital may offer. Each time securities are sold, a prospectus supplement will provide specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described under the caption "Where You Can Find More Information."

     Unless we have indicated otherwise, or the context otherwise requires, reference in this prospectus to "Duke Capital," "we," "us" and "our" or similar terms are to Duke Capital LLC and its subsidiaries.

                                DUKE CAPITAL LLC

     Duke Capital, together with its subsidiaries, is a wholly owned subsidiary of Duke Energy Corporation and serves as the parent of some of Duke Energy Corporation's non-utility and other operations. Duke Capital, together with its subsidiaries, provides services through five business units:

     - Natural Gas Transmission

     - Field Services

     - Duke Energy North America

     - International Energy

     - Other Operations

A substantial amount of our business is conducted through our subsidiaries, none of which are obligors or guarantors on the Senior Notes.

     NATURAL GAS TRANSMISSION provides transportation and storage of natural gas for customers throughout the east coast and southern portion of the United States and in Canada. Natural Gas Transmission also provides gas sale and distribution service to retail customers in Ontario and Western Canada, and gas gathering and processing services to customers in Western Canada. Natural Gas Transmission does business primarily through Duke Energy Gas Transmission Corporation. Duke Energy Gas Transmission's natural gas transmission and storage operations in the United States are subject to the Federal Energy Regulatory Commission's, or FERC's, the Texas Railroad Commission's, and the U.S. Department of Transportation's rules and regulations, while natural gas gathering, processing, transmission, distribution and storage operations in Canada are subject to the rules and regulations of the National Energy Board, the Ontario Energy Board and the British Columbia Utilities Commission.

     FIELD SERVICES gathers, compresses, treats, processes, transports, trades and markets, and stores natural gas; and produces, transports, trades and markets, and stores natural gas liquids. It conducts operations primarily through Duke Energy Field Services, LLC, which is approximately 30% owned by ConocoPhillips and approximately 70% owned by us. Field Services gathers natural gas from production wellheads in Western Canada and 11 contiguous states in the United States. Those systems serve major natural gas-producing regions in the Western Canadian Sedimentary Basin, Rocky Mountain, Permian Basin, Mid-Continent and East Texas-Austin Chalk-North Louisiana areas, as well as onshore and offshore Gulf Coast areas.

     DUKE ENERGY NORTH AMERICA develops, operates and manages merchant power generation facilities and engages in commodity sales and services related to natural gas and electric power. Duke Energy North America conducts business throughout the United States and Canada through Duke Energy North America, LLC and Duke Energy Trading and Marketing, LLC. Duke Energy Trading and Marketing is approximately 40% owned by Exxon Mobil Corporation and approximately 60% owned by us. On April 11, 2003, Duke Energy Corporation announced that it is exiting proprietary trading at Duke Energy North America. On January 7, 2004, Duke Energy Corporation announced that it is planning to sell Duke Energy North America's merchant plants in the Southeastern United States, to reduce Duke Energy North America's interest in deferred plants and to wind down the operations at Duke Energy Trading and Marketing. On January 12, 2004, Duke Energy Corporation announced that on a going forward basis Duke Energy North

America and Duke Energy International will be brought together in one organization called Duke Energy Americas; however, both units will remain separate financial reporting segments for the time being.

     INTERNATIONAL ENERGY develops, operates and manages natural gas transportation and power generation facilities, and engages in sales and marketing of natural gas and electric power outside the United States and Canada. It conducts operations primarily through Duke Energy International, LLC and its activities target power generation in Latin America, and power generation and natural gas transmission in the Asia-Pacific region. International Energy initiated exiting proprietary trading during the quarter ended June 30, 2003. On January 7, 2004, Duke Energy Corporation announced that it is planning to exit from its natural gas marketing businesses in the European market and to divest its Australian assets. On March 15, 2004, Duke Energy Corporation announced its plan to sell its Asia-Pacific power assets to Australia's Alinta Ltd. for $1.2 billion.

     OTHER OPERATIONS is composed of diverse businesses, operating through Crescent Resources, LLC, DukeNet Communications LLC, Duke Capital Partners, LLC, Duke/Fluor Daniel and Energy Delivery Services, Inc. Beginning in 2003, the business segments formerly known as Other Energy Services and Duke Ventures were combined into Other Operations. Crescent Resources develops high-quality commercial, residential and multi-family real estate projects and manages land holdings primarily in the Southeastern and Southwestern United States. DukeNet develops and manages fiber optic communications systems for wireless, local and long distance communications companies; and for selected educational, governmental, financial and health care entities. Duke Capital Partners, a wholly owned merchant finance company, provides debt and equity capital and financial advisory services primarily to the energy industry. In March 2003, Duke Energy Corporation announced that it will exit the merchant finance business at Duke Capital Partners in an orderly manner. Duke/Fluor Daniel provides comprehensive engineering, procurement, construction, commissioning and operating plant services for fossil-fueled electric power generating facilities worldwide. Duke/Fluor Daniel is a 50/50 partnership between Duke Energy Corporation and a subsidiary of Fluor Corporation. On July 9, 2003, Duke Energy Corporation and Fluor Corporation announced that the Duke/Fluor Daniel partnership between subsidiaries of the two companies will be dissolved, at the request of Fluor Corporation. The partners of Duke/Fluor Daniel have adopted a plan for an orderly wind-down of the business of Duke/Fluor Daniel over the next year and a half. Energy Delivery Services is an engineering, construction, maintenance and technical services firm specializing in electric transmission and distribution lines and substation projects. We completed the sale of Energy Delivery Services on December 31, 2003.

     The foregoing information about Duke Capital and its business units is only a general summary and is not intended to be comprehensive. For additional information about Duke Capital and its business units, you should refer to the information described under the caption "Where You Can Find More Information."

                                  RISK FACTORS

     Before purchasing any securities we offer, you should carefully consider the following risk factors as well as the other information contained in this prospectus and the information incorporated by reference herein in order to evaluate an investment in our securities.

RISKS RELATED TO THE MARKET CYCLE OF OUR INDUSTRY

     OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY SUSTAINED DOWNTURNS OR SLUGGISHNESS IN THE ECONOMY, INCLUDING LOW LEVELS IN THE MARKET PRICES OF COMMODITIES, ALL OF WHICH ARE BEYOND OUR CONTROL.

     Sustained downturns or sluggishness in the economy generally affect the markets in which we operate and negatively influence our energy operations. Our Natural Gas Transmission and Field Services businesses may experience a decline in the volume of natural gas shipped through their pipelines and transport systems or gathered and processed at their plants, resulting in lower revenue and cash flows, as lower economic output reduces energy demand. Although our gas transmission is subject to mandated tariff rates, overall declines in the volume of gas shipped as a result of economic downturn or recession could reduce our revenues and cash flows, thus diminishing our results of operations.

     Our Duke Energy North America business sells power from primarily gas-fired generation facilities into the spot market or other competitive power markets on a contractual basis and enters into contracts to purchase and sell electricity, natural gas and NGLs as part of our power marketing and energy trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power, natural gas and NGLs in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. These factors could reduce our revenues and margins and therefore diminish our results of operations.

     Lower demand for the electricity we sell, for the natural gas we gather, process and transport and in the market prices for electricity, natural gas and NGLs result from multiple factors that affect the end markets where we sell electricity or sell and transport natural gas, including:

     - weather conditions, including abnormally mild winter or summer weather that cause lower energy usage for heating or cooling purposes, respectively, and periods of low rainfall that decrease our ability to generate hydroelectric energy;

     - supply of and demand for energy commodities, including any decreases in the production of natural gas which could negatively affect our processing business and our gas transmission business due to lower throughput;

     - illiquid markets including reductions in trading volumes which result in lower revenues and earnings;

     - general economic conditions, including downturns in the U.S. or other economies which impact energy consumption particularly in which sales to industrial or large commercial customers comprise a significant portion of total sales;

     - transmission or transportation constraints or inefficiencies which impact our merchant energy operations;

     - availability of competitively priced alternative energy sources, which are preferred by some customers over energy produced from coal or gas plants, and of energy-efficient equipment which reduces energy demand;

     - natural gas, crude oil and refined products production levels;

     - electric generation capacity surpluses which cause our merchant energy plants to generate and sell less electricity at lower prices and may cause some plants to become non-economical to operate;

     - capacity and transmission service into, or out of, our markets;

     - petro chemical demand for NGLs;

     - natural disasters, wars, embargoes and other catastrophic events to the extent they affect our operations and markets; and

     - federal, state and foreign energy and environmental regulation and legislation.

     These market factors have led to industry-wide downturns that have resulted in the slowing down or stopping of new construction of power plants and announcements by us and other energy suppliers and gas pipeline companies of plans to sell non-strategic assets, subject to regulatory constraints, in order to boost liquidity or strengthen balance sheets. Proposed sales by other energy suppliers and gas pipeline companies could increase the supply of the types of assets we are attempting to sell. In addition, recent FERC actions related to addressing power market concerns could negatively impact marketability of our electric generation assets. Such increased supply, and the related increase in reserve margins, together with regulatory constraints could lead to our failing to execute such asset sales or obtaining lower prices on completed asset sales.

     WE ARE EXPOSED TO MARKET RISK AND MAY INCUR LOSSES FROM OUR TRADING OPERATIONS AND OUR RISK MANAGEMENT PROCEDURES MAY NOT PREVENT LOSSES IN OUR ENERGY TRADING BUSINESS.

     Our trading portfolios consist of contracts to buy and sell commodities, including contracts for electricity, natural gas, NGLs and other commodities that are settled by the delivery of the commodity or cash and financial derivatives, including swaps, futures and options. If the values of these contracts change in a direction or manner that we do not anticipate, we could realize material losses from our trading activities. We have trading operations which target the U.S., Canadian, Latin American and Asia-Pacific regions. We incur trading risks exposures in these markets. As we exit these activities, we may be exposed to increased market risks. In addition, certain other participants have chosen to or have been forced to exit from the energy trading markets, leading to a reduction in the number of trading partners and lower trading revenues. Also, our trading activities rely on electronic trading platforms and exchanges, and if any of those should be unavailable, we could suffer adverse losses due to our inability to trade.

     We actively manage the market and other risk inherent in our energy positions. Although we have sophisticated risk management systems in place that use advanced methodologies to quantify risk, these systems may not always be followed or may not always work as planned. In particular, risk in our energy trading is measured and monitored utilizing Value-at-Risk models to determine the potential one-day favorable or unfavorable value risks. These estimates are based on historical price volatility and assume a normal distribution of price changes. Thus, if prices significantly deviate from historical prices or the actual distribution is not normal, our risk management systems, including assumptions supporting the risk limits, may not protect us from significant losses. In addition, adverse changes in energy prices may result in economic losses in our earnings and cash flows and our balance sheet. Although we devote a considerable amount of management effort to our trading and risk management systems, their effectiveness remains uncertain.

     To lower our financial exposure related to commodity price fluctuations, primarily with respect to power, natural gas and NGLs, our marketing, trading and risk management operations routinely enter into contracts to hedge the value of our assets and operations. As part of this strategy, our Duke Energy North America and Field Services business units routinely utilize fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in over-the-counter markets or on exchanges. Duke Energy North America hedges a substantial portion of its expected power output and its natural gas fuel requirements. Field Services hedges a portion of its expected commodity exposure. However, we do not cover the entire exposure of our assets or our positions to market price volatility and the coverage will vary over time. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuating commodity prices could cause our sales and net income to be volatile.

     OUR RISK MANAGEMENT PROCEDURES MAY NOT PREVENT LOSSES IN OUR DEBT AND FOREIGN CURRENCY POSITIONS.

     We also actively manage the risk inherent in our debt and foreign currency positions. We are exposed to risk resulting from changes in interest rates as a result of our issuance of variable-rate debt and commercial paper. We manage interest rate exposure in our debt positions by limiting our variable-rate and fixed-rate exposures to percentages of total capitalization and by monitoring the effects of market changes in interest rates. We also enter into financial derivative instruments, including but not limited to, interest rate swaps, swaptions and U.S. Treasury lock agreements to manage and mitigate interest rate exposure. Our primary foreign currency rate exposures are the Canadian dollar, the Brazilian real and the Australian dollar. To mitigate risks associated with foreign currency fluctuations, we may hedge investments and their related exposures through debt denominated or issued in the foreign currency and use foreign currency derivatives. In addition we denominate in or index contracts to the U.S. dollar and/or local inflation rates, where possible. To monitor the foreign currency risk, we use sensitivity analysis, which measures the impact of devaluation of the foreign currencies to which we have exposure. To the extent we have unhedged positions or our hedging and other risk management procedures do not work as planned, these practices may not protect us from significant losses in our earnings and cash flows and our balance sheet. Although we devote a considerable amount of management effort to our risk management systems, their effectiveness remains uncertain.

     OUR OPERATING RESULTS MAY FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.

     Electric power generation and gas distribution are generally seasonal businesses. In most parts of the U.S. and world in which we operate, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, demand for power peaks during the winter. In addition, demand for gas and other fuels peaks during the winter, especially for our natural gas businesses in Canada. Further, extreme weather conditions such as heat waves or winter storms could cause these seasonal fluctuations to be more pronounced. As a result, in the future the overall operating results of Duke Energy North America and Union Gas, which is a component of our natural gas transmission segment, may fluctuate substantially on a seasonal basis and thus make period comparison less relevant.

     OUR PROFITABILITY MAY DECLINE IF THE COUNTERPARTIES TO OUR TRANSACTIONS FAIL TO PERFORM IN ACCORDANCE WITH OUR AGREEMENTS WITH THEM.

     Our operations are exposed to the risk that counterparties to our transactions will not perform their obligations. Should the counterparties to arrangements with us fail to perform, we might be forced to acquire alternative hedging arrangements or honor the underlying commitment at then-current market prices. In such event, we might incur additional losses to the extent of amounts, if any, already paid to counterparties. This risk is most significant where we have concentrations of receivables from natural gas and electric utilities and their affiliates, as well as industrial customers and marketers throughout the U.S., Canada and Latin America. These concentrations of customers may negatively impact the credit quality of the entire sector, which would have a more significant impact on our profitability due to our level of exposure in the sector. In addition, in our marketing and trading activities, we often extend credit to our trading counterparties. Despite performing credit analysis prior to extending credit and the use of master collateral agreements to mitigate these credit risks, we are exposed to the risk that we may not be able to collect amounts owed to us. If the counterparty to such a financing transaction fails to perform and any collateral we have secured is inadequate, we will incur losses.

     WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE RISKS ASSOCIATED WITH SELLING AND MARKETING PRODUCTS IN THE WHOLESALE POWER MARKETS.

     We purchase and sell power at the wholesale level under market-based tariffs subject to the FERC's jurisdiction throughout the United States and also enter into agreements to sell available energy and capacity from our generation assets. If we are unable to deliver firm capacity and energy under these agreements, we could be required to pay damages. These damages would be based on the difference between the market price to acquire replacement capacity or energy and the contract price of the undelivered capacity or energy. Depending on price volatility in the wholesale energy markets, such damages could be significant. In addition, depressed spot and forward spreads between the price of electricity we sell and the cost of the fuel we use to generate that electricity have resulted in substantially reduced revenues in our merchant energy business and may continue to affect our earnings.

     In the absence or upon expiration of power sales agreements, we must sell all or a portion of the energy, capacity and other products from our facilities into the competitive wholesale power markets. Unlike most other commodities, electricity cannot be stored and must be produced concurrently with its use. As a result, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable. In addition, the price we can obtain for power sales may not change at the same rate as changes in fuel costs. Given the volatility and potential for material differences between actual power prices and fuel costs, if we are unable to secure long-term purchase agreements for our power generation facilities, our revenues would be subject to increased volatility and our financial results may be materially adversely affected.

     COMPETITION IN THE UNREGULATED MARKETS IN WHICH WE OPERATE MAY ADVERSELY AFFECT THE GROWTH AND PROFITABILITY OF OUR BUSINESS.

     In the future we may be vulnerable to competition from new competitors that have greater financial resources than we do, seeking attractive opportunities to acquire or develop energy assets or energy trading operations both in the United States and abroad. These new competitors may include sophisticated financial institutions, some of which are already entering the energy trading and marketing sector, and international energy players, which may enter regulated or unregulated energy businesses. This competition may adversely affect our ability to make investments or acquisitions.

     We may not be able to respond in a timely or effective manner to the many changes intended to increase competition in the electricity industry. To the extent competitive pressures increase and the pricing and sale of electricity assume more characteristics of a commodity business, the economics of our business may come under long-term pressure.

     In addition, regulatory changes have also been proposed to increase access to electricity transmission grids by utility and non-utility purchasers and sellers of electricity. These changes could continue the disaggregation of many vertically-integrated utilities into separate generation, transmission, distribution and retail businesses. As a result, a significant number of additional competitors could become active in the wholesale power generation segment of our industry.

RISKS RELATED TO LEGAL PROCEEDINGS AND REGULATORY INVESTIGATIONS

     Recent public and regulatory scrutiny of the energy industry and of the capital markets have resulted in increased regulatory investigations, new regulations being either proposed or implemented and an increase in litigation against industry participants, including Duke Capital and its affiliates. During this time, we have experienced a significant increase in regulatory investigations and litigation related to our operations, primarily with respect to the high wholesale electricity prices in the western United States during 2000 and 2001, pricing information provided to index publications and so-called "roundtrip" trades, each as described in greater detail below. Future developments in these and other government investigations and litigation impacting the energy industry and us, including litigation regarding performance, contracts and other matters arising in the ordinary course of our business and personal injury claims alleged to have arisen from the exposure to asbestos in our plants, could be materially adverse to us by affecting our operations and diverting our attention and resources to addressing such actions. Furthermore, future declines in the availability, or increases in the cost, of our insurance policies and charges to our self-insurance reserves with respect to such litigation could cause material liabilities and costs, which could have a material adverse effect on our results of operations or financial position in the future.

     WE MAY BE ADVERSELY AFFECTED BY LEGAL PROCEEDINGS ARISING OUT OF THE ELECTRICITY SUPPLY SITUATION IN THE WESTERN STATES DURING 2000 AND 2001.

     Litigation and administrative proceedings arising out of the high wholesale electricity prices in the western United States during 2000 and 2001 are ongoing before the FERC and in California and other courts against sellers of energy in California and other western states. Duke Energy Corporation, Duke Capital and some of our subsidiaries are named as defendants in a number of lawsuits brought by or on behalf of electricity and natural gas purchasers in California and other western states. In addition to lawsuits, several investigations and regulatory proceedings at the state and federal levels are looking into issues relating to high wholesale electricity prices in the western United States in 2000 and 2001. We cannot predict the outcome of any such lawsuits and other ongoing proceedings or whether the ultimate impact on us of the effects of the historical electricity supply situation in California and other western states will be material due to any future developments.

     WE MAY BE ADVERSELY AFFECTED BY REGULATORY INVESTIGATIONS RELATED TO PRICING INFORMATION THAT WE PROVIDED TO MARKET PUBLICATIONS.

     The FERC, the Commodity Futures Trading Commission, or CFTC, and the San Francisco and Houston offices of the U.S. Attorney have requested information from us regarding pricing information that we provided to publications that produce price indices. We have resolved with the CFTC and the FERC the issues that were the subject of their investigations. Numerous lawsuits have been filed against our affiliates involving alleged price reporting conduct. We cannot predict the outcome of any remaining or potential new investigations or of the pending or potential new lawsuits. These investigations and lawsuits could result in civil or criminal fines or penalties, or other regulatory action, including legislation, which may be materially adverse to the operation of our trading business and our trading revenues and net income or increase our operating costs in other ways.

     WE MAY BE ADVERSELY AFFECTED BY REGULATORY INVESTIGATIONS AND ANY RELATED LEGAL PROCEEDINGS RELATED TO THE ALLEGED CONDUCTING OF "ROUNDTRIP" TRADES BY OUR ENERGY TRADING BUSINESS.

     Beginning in 2002 and 2003, we were investigated by, or responded to requests from the SEC, the FERC, the Houston office of the U.S. Attorney and the CFTC concerning alleged "roundtrip" trades and other trading activity. We cannot predict the outcome of any of these inquiries, or whether these inquiries will lead to additional legal proceedings against us or our current or former employees, civil or criminal fines or penalties, or other regulatory action, including legislation, which may be materially adverse to the operation of our trading business and our trading revenues and net income or increase our operating costs in other ways.

     Also, a number of class action lawsuits have been filed against us, and others may be filed, claiming that investors suffered damages as a result of the alleged "roundtrip" trades inflating our revenue and earnings. All of the investor lawsuits have been dismissed, but several of those dismissals have been appealed. In addition, a number of suits filed in connection with high wholesale electricity prices in the western United States during 2000 and 2001 include allegations involving "roundtrip" trades. These lawsuits could lead to settlements, civil damages or other litigation costs that could adversely affect our business.

RISKS RELATED TO THE REGULATION OF OUR BUSINESSES

  ELECTRIC

     OUR BUSINESSES IN NORTH AMERICA ARE SUBJECT TO COMPLEX GOVERNMENT REGULATIONS. THE ECONOMICS, INCLUDING THE COSTS, OF OPERATING OUR GENERATING FACILITIES MAY BE ADVERSELY AFFECTED BY CHANGES IN THESE REGULATIONS OR IN THEIR INTERPRETATION OR IMPLEMENTATION.

     Our businesses in North America are subject to complex government regulations on the federal and state level. These regulations applicable to the electric power industry have a significant impact on the nature of the industry and the manner in which its participants conduct their businesses. Changes to these regulations are ongoing and we cannot predict the future course of changes in this regulatory environment or the ultimate effect that this changing regulatory environment will have on our business.

     The Public Utility Holding Company Act, or PUHCA, and the Federal Power Act, or FPA, regulate public utility holding companies and their subsidiaries and place constraints on the conduct of their

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

business, although we are exempt from most of the provisions of PUHCA, as discussed below. The FERC regulates wholesale electricity operations and transmission rates. The Public Utility Regulatory Policies Act of 1978, or PURPA, provides qualifying facilities with exemptions from some federal and state laws and regulations, including PUHCA and most provisions of the FPA. The Energy Policy Act of 1992, or the Energy Act, also provides relief from regulation under PUHCA to "exempt wholesale generators." Maintaining the status of our facilities as qualifying facilities or exempt wholesale generators is conditioned on those facilities continuing to meet statutory criteria. Under current law, Duke Energy Corporation is not and will not be subject to regulation as a registered holding company under PUHCA as long as the domestic power plants we own through subsidiaries (such as in Duke Energy North America's business) are qualifying facilities under PURPA or are exempt wholesale generators under the Energy Act. If we were subject to these regulations, the economics and operations of our generating facilities could be negatively affected by the increased costs associated with upgrading our facilities and taking other actions to comply with these regulations. While Duke Energy Corporation is currently exempt from registration under PUHCA, Duke Energy Corporation may lose that exemption if it fails to comply with its exemptive order from the SEC. If Duke Energy Corporation were to lose its exemption, it would have the alternatives of registering as a holding company which would subject us to more extensive regulation, or divesting or changing the nature of some of our foreign utility holdings, including some facilities acquired in our Westcoast Energy purchase.

     Existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have a detrimental effect on our business. Some of the restructured markets have recently experienced supply problems and price volatility. These supply problems and volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these markets, including California, proposals have been made by governmental agencies and other interested parties to re-regulate areas of these markets which have previously been deregulated. We cannot assure you that other proposals to re-regulate will not be made and that legislative or other attention to the electric power restructuring process will not cause the deregulation process to be delayed or reversed.

     The FERC has broadened its regulations that restrict information flow between jurisdictional electric and natural gas companies, or "jurisdictional companies," and marketing affiliates. As written, the rule could adversely affect our ability to coordinate and manage our energy activities. Duke Energy's request for a hearing is pending at the FERC and therefore the impact of the rule is unclear.

     OUR SALES MAY DECREASE IF WE ARE UNABLE TO GAIN ADEQUATE, RELIABLE AND AFFORDABLE ACCESS TO TRANSMISSION AND DISTRIBUTION ASSETS.

     We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we purchase to supply some of our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products may be hindered. The FERC's restrictions upon information flow between jurisdictional companies and marketing affiliates inhibit access to energy transmission and distribution assets controlled by us. If the new affiliate rules described above remain in place, such access may be further inhibited.

     In Order 888 and related orders, FERC issued power transmission regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, not all markets are open and accessible as needed. We cannot predict whether and to what extent the industry will comply with these initiatives, or whether the regulations will fully accomplish their objectives.

     In addition, the independent system operators who oversee the transmission systems in regional power markets, such as California, have in the past been authorized to impose, and may continue to impose, price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing and trading. Given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by regulators, independent system operators or other market operators, we can offer no assurance that we will be able to operate profitably in wholesale power markets.

     IN THE FUTURE, WE MAY NOT BE ABLE TO SECURE LONG-TERM POWER PURCHASE AGREEMENTS FOR OUR POWER GENERATION FACILITIES OR OUR EXISTING POWER PURCHASE AGREEMENTS MAY NOT BE ENFORCEABLE, EITHER OF WHICH WOULD SUBJECT OUR SALES TO INCREASED VOLATILITY.

     Historically, power from merchant generation facilities has been sold under long-term power purchase agreements pursuant to which all energy and capacity was generally sold to a single party at fixed prices. Because of changes in the industry, the percentage of facilities with these types of long-term power purchase agreements has decreased, and it is likely that most of our facilities will operate without these agreements. Without the benefit of long-term power purchase agreements, we cannot assure you that we will be able to sell the power generated by our facilities or that our facilities will be able to operate profitably.

     In the future, utilities and other entities, with the approval of federal or state regulatory authorities, could seek to abrogate their existing power purchase agreements with other power generators. Some of our power purchase agreements for power generated from our independent power projects and generation assets could be subject to similar efforts by the entities who contract to purchase power from our facilities. If those efforts were to be successful, our sales could decrease or be subject to increased volatility.

     THE DIFFERENT REGIONAL POWER MARKETS IN WHICH WE COMPETE OR WILL COMPETE IN THE FUTURE HAVE CHANGING REGULATORY STRUCTURES, WHICH COULD AFFECT OUR GROWTH AND PERFORMANCE IN THESE REGIONS.

     Our wholesale power results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Because it remains unclear which companies will be participating in the various regional power markets, or how and when regional transmission organizations, or RTOs, will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

  GAS

     OUR GAS TRANSMISSION AND STORAGE OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATIONS AND RATE PROCEEDINGS THAT COULD HAVE AN ADVERSE IMPACT ON OUR ABILITY TO RECOVER THE COSTS OF OPERATING OUR PIPELINE FACILITIES.

     Our U.S. interstate gas transmission and storage operations are subject to the FERC's regulatory authority, which extends to:

     - transportation of natural gas;

     - rates and charges;

     - construction;

     - acquisition, extension or abandonment of services or facilities;

     - accounts and records;

     - depreciation and amortization policies; and

     - operating terms and conditions of service.

     The FERC has taken actions to strengthen market forces in the natural gas pipeline industry which has led to increased competition throughout the industry. In a number of key markets, interstate pipelines are now facing competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a supplier or switch suppliers based on the short-term price of gas and the cost of transportation.

     Given the extent of the FERC's regulatory power, we cannot give any assurance regarding the likely regulations under which we will operate our natural gas transmission and storage business in the future or the effect of regulation on our financial position and results of operations. In addition, the FERC has broadened its regulations on jurisdictional companies to limit communications between a jurisdictional company and all our affiliates engaged in energy activities. Duke Energy's request for a hearing is pending at the FERC and therefore the precise impact of the rule is unclear. As written, the rule could adversely affect our ability to coordinate and manage our energy activities.

     Some of our interstate gas transmission operations from time to time have in effect rate settlements approved by FERC which prevent those companies or third parties from modifying rates, except for allowed adjustments. These settlements do not preclude the FERC from taking action on its own to modify the rates. Upon expiration of the settlements, the companies or third parties may institute actions at the FERC to modify the companies' rates. It is not possible to determine at this time whether any such actions would be instituted or what the outcome would be but such proceedings could result in rate adjustments.

     Recent decisions could result in the imposition of regulatory operating terms and conditions of service on our interstate gas transmission operations that limit our management discretion and could also increase operational risks. In September 2002, a FERC administrative law judge ruled that El Paso Natural Gas Company, an interstate natural gas pipeline company, was in violation of the Natural Gas Act for not delivering sufficient gas to its California markets during 2000 and 2001 because it had operated its interstate gas pipeline system at less than the maximum allowable pressure for which the system is rated, engaged in inappropriate system maintenance and delivered gas to other markets. In November, 2003, a

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

settlement was reached with the FERC; however, if this ruling stands after review by the FERC, it could be interpreted to increase the delivery obligations and reduce the operational discretion of interstate gas pipelines, including those we operate, and, as a result, increase operational, contractual and litigation risks for our natural gas pipelines.

     POSSIBLE CHANGES AND DEVELOPMENTS IN THE CANADIAN REGULATORY ENVIRONMENT COULD RESULT IN A NEGATIVE IMPACT ON OUR BUSINESS AND OPERATIONS.

     The majority of our Canadian natural gas assets are subject to various degrees of federal or provincial regulation. Changes in such regulation may impact our capacity to conduct this business effectively and sustain or increase profitability. Furthermore, as the regulatory environment within which we conduct our business and operate our facilities continues to evolve from a traditional cost recovery model to a more competitive, market-based approach, there is increasing competition among pipeline companies. We cannot predict the timing or scope of these changes and developments in the regulatory environment or the impact they may ultimately have on our business and operations.

     Aboriginal groups have claimed aboriginal and treaty rights over a substantial portion of the lands on which our facilities in British Columbia and Alberta and the gas supply areas served by those facilities are located. The existence of these claims, which range from the assertion of rights of limited use up to aboriginal title, has given rise to some uncertainty regarding access to public lands for future development purposes.

RISKS RELATED TO OUR BUSINESS GENERALLY AND OUR INDUSTRY

  FINANCING AND LIQUIDITY RISKS

     OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO SUCCESSFULLY ACCESS CAPITAL MARKETS. OUR INABILITY TO ACCESS CAPITAL MAY LIMIT OUR ABILITY TO EXECUTE OUR BUSINESS PLAN OR PURSUE IMPROVEMENTS.

     We rely on access to both short-term money markets and longer-term capital markets as a source of liquidity for capital requirements not satisfied by the cash flow from our operations. If we are not able to access capital at competitive rates, our ability to implement our strategy will be adversely affected. Market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

     - further economic downturns;

     - the bankruptcy of an unrelated energy company;

     - capital market conditions generally;

     - market prices for electricity, gas and NGLs;

     - terrorist attacks or threatened attacks on our facilities or unrelated energy companies; or

     - the overall health of the energy industry.

     Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled. An inability to access capital may limit our ability to pursue improvements or acquisitions that we may otherwise rely on for future growth.

     INCREASES IN OUR LEVERAGE COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION, BUSINESS PLANNING AND FLEXIBILITY, FINANCIAL CONDITION, ABILITY TO SERVICE OUR DEBT OBLIGATIONS AND ABILITY TO ACCESS CAPITAL ON FAVORABLE TERMS.

     Our cash requirements arise primarily from the capital intensive nature of our energy businesses. In addition to operating cash flows, we use commercial paper and long-term debt to manage our cash needs. Our credit lines impose various limitations that could impact our liquidity and result in a material adverse impact on our business strategy and our ongoing financing needs. Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our floating rate debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

     - increasing the cost of future debt financing;

     - making it more difficult for us to satisfy our existing financial obligations;

     - limiting our ability to obtain additional financing, if we need it, for working capital, acquisitions, debt service requirements or other purposes;

     - increasing our vulnerability to adverse economic and industry conditions;

     - requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

     Specifically, as stipulated in the revolving credit facilities, some of our entities must maintain total debt to total capitalization ratios below specified target levels to be permitted to issue commercial paper and/or borrow under those facilities. These include limits of 65% at Duke Capital, Duke Energy Australia and Westcoast Energy, 75% at Union Gas and 53% at Duke Energy Field Services.

     As of December 31, 2003, Duke Capital had approximately $1.7 billion (net of cash investments) of floating rate debt, representing about 6% of our total capitalization.

     A BREACH IN THE FINANCIAL COVENANTS SPECIFIED WITHIN OUR REVOLVING CREDIT AGREEMENTS COULD ADVERSELY AFFECT OUR ABILITY TO BORROW SHORT-TERM FUNDS AND COULD TRIGGER ACCELERATION OF BANK FACILITY INDEBTEDNESS AT OTHER SPECIFIC DUKE CAPITAL ENTITIES.

     Duke Capital and its affiliates maintain revolving credit facilities to provide back-up for commercial paper programs and/or letters of credit at various entities. These facilities typically include financial covenants which limit the amount of debt that can be outstanding as a percentage of the total capital for the specific entity. Some also include targeted EBITDA interest coverage ratios. Failure to maintain these covenants at a particular Duke Capital entity could preclude that entity from issuing commercial paper or letters of credit, borrowing under the revolving credit facility and could require other Duke Capital affiliates to immediately pay down any outstanding drawn amounts under other revolving credit agreements.

     A DOWNGRADE IN OUR CREDIT RATING COULD NEGATIVELY AFFECT OUR ABILITY TO ACCESS CAPITAL AND/OR TO OPERATE OUR POWER AND GAS TRADING BUSINESSES.

     Standard & Poor's and Moody's rate our senior, unsecured debt at BBB- and Baa3, respectively. If any of these rating agencies were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources would likely decrease. Further, if our short-term rating were to fall, it may significantly limit our access to the commercial paper market.

     In addition, some of our subsidiaries access debt and other capital from various sources and carry their own credit ratings. Any downgrade or other event negatively affecting the credit ratings of these subsidiaries could make their costs of borrowing higher or access to funding sources more limited, which in turn could increase the need of Duke Capital to provide liquidity in the form of capital contributions or loans to such subsidiaries, thus reducing the liquidity and borrowing availability of the consolidated group.

     Our ratings may be dependent on, among other things, our earnings outlook for future periods and the success of our business plan. If, as a result of market conditions or other factors affecting our business, we are unable to achieve our earnings outlook or we lower our earnings outlook, our ratings could be adversely affected. The failure to meet the goals set forth in our business plan from time to time could cause our ratings to be lowered.

     Our power and gas trading businesses rely on our investment grade ratings. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our ratings were to decline below investment grade, we would have to deposit additional collateral of cash, letters of credit or cash related instruments and segregate cash that we were holding as collateral. Failure to deposit collateral may result in a default under the applicable trading agreement, which could lead to termination of that agreement and require us to pay its termination value. A downgrade of Duke Capital below investment grade could also trigger termination clauses in some interest rate and foreign exchange derivative agreements, which would require cash payments. All of these events would reduce our liquidity and profitability.

  ENVIRONMENTAL REGULATION AND LIABILITY

     OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH IT OPERATES AND ANY CHANGES IN SUCH LEGISLATION COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     Our operations are subject to extensive environmental regulation pursuant to a variety of U.S., Canadian, and other federal, provincial, state and municipal laws and regulations. Such environmental regulation imposes, among other things, restrictions, liabilities, obligations and potential enforcement in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. The same types of responsibilities apply, for example, to emissions or discharges to the air or water from our operations. Environmental legislation also requires that our facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities and in some cases relevant private landowners.

     Existing environmental regulations could also be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur. The federal government and several states periodically propose increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management, which can translate into programmatic, operational or capital impacts on our assets, including the need to install and operate significant pollution control equipment. In addition, Canada and some of the countries in which we operate may move forward on the process of adopting the greenhouse gas emissions principles of the Kyoto Accords. With the trend toward stricter standards, greater regulation, more extensive permit requirements and an increase in the number and types of assets operated by us subject to environmental regulation, we expect our environmental expenditures to continue to be substantial in the future.

     Compliance with environmental regulations can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties, and failure to comply with environmental regulations may result in the imposition of fines and penalties. The steps we take to ensure our facilities are in compliance could be prohibitively expensive, and we may be required to shut down or alter the operation of our facilities, which may cause us to incur losses. Also, we may not be able to obtain or maintain from time to time all required environmental regulatory approvals for our development projects. If there is a delay in obtaining any required environmental regulatory approvals, if we fail to obtain and comply with them or if environmental regulations change and become more stringent, the operation of our facilities or the development of new facilities could be prevented, delayed or become subject to additional costs. Should we fail to comply with all applicable environmental laws, we may be subject to penalties and fines imposed against us by regulatory authorities. Although it is not expected that the costs of complying with current environmental regulations will have a material adverse effect on our financial condition or results of operations, no assurance can be made that the costs of complying with environmental regulations in the future will not have such an effect.

     WE COULD INCUR MATERIAL LOSSES IF WE ARE HELD LIABLE FOR THE ENVIRONMENTAL CONDITION OF ANY OF OUR ASSETS.

     We are generally responsible for on-site liabilities, and in some cases off-site liabilities, associated with the environmental condition of our power generation facilities and natural gas assets which we have acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. In connection with some acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against some environmental liabilities. If we incur a material liability, or the other party to a transaction fails to meet its indemnification obligations to us, we could suffer material losses.

  OPERATIONAL RISKS

     OUR INVESTMENTS AND PROJECTS LOCATED OUTSIDE OF THE UNITED STATES EXPOSE US TO RISKS RELATED TO LAWS OF OTHER COUNTRIES, TAXES, ECONOMIC CONDITIONS, FLUCTUATIONS IN CURRENCY RATES, POLITICAL CONDITIONS AND POLICIES OF FOREIGN GOVERNMENTS. THESE RISKS MAY DELAY OR REDUCE OUR REALIZATION OF VALUE FROM OUR INTERNATIONAL PROJECTS.

     We currently own and may acquire and/or dispose of material energy-related investments and projects outside the United States. The economic, regulatory, market and political conditions in some of the countries where we have interests or in which we may explore development, acquisition or investment opportunities present risks of delays in construction and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law, regulations, market rules or tax policy, that are greater than in the United States. In particular, certain countries in Latin America, such as Brazil and El Salvador, are implementing changes in their market rules and regulations which could materially and adversely impact our ability to recognize anticipated value from our investments in that region.

     The uncertainty of the legal environment in some foreign countries in which we develop or acquire projects or make investments could make it more difficult to obtain non-recourse project or other financing on suitable terms, could adversely affect the ability of our customers to honor their obligations with respect to such projects or investments and could impair our ability to enforce our rights under agreements relating to such projects or investments.

     Operations in foreign countries also can present currency exchange rate and convertibility, inflation and repatriation risk. Economic and monetary conditions and other factors could affect our ability to convert our earnings denominated in foreign currencies. In addition, risk from fluctuations in currency exchange rates can arise when our foreign subsidiaries expend or borrow funds in one type of currency but receive revenue in another. In such cases, an adverse change in exchange rates can reduce our ability to meet expenses, including debt service obligations. Foreign currency risk can also arise when the revenues received by our foreign subsidiaries are not in U.S. dollars. In such cases, a strengthening of the U.S. dollar could reduce the amount of cash and income we receive from these foreign subsidiaries. While we believe we have hedges and contracts in place to mitigate our most significant short-term foreign currency exchange risks, our hedges may not be sufficient or we may have some exposures that are not hedged which could result in losses or volatility in our revenues.

     THE LONG-TERM FINANCIAL CONDITION OF OUR U.S. AND CANADIAN NATURAL GAS TRANSMISSION, GATHERING AND PROCESSING BUSINESSES ARE DEPENDENT ON THE CONTINUED AVAILABILITY OF NATURAL GAS RESERVES.

     The development of additional natural gas reserves requires significant capital expenditures by others for exploration and development drilling and the installation of production, gathering, storage, transportation and other facilities that permit natural gas to be produced and delivered to our pipeline systems. Low prices for natural gas, regulatory limitations, or the lack of available capital for these projects could adversely affect the development of additional reserves and production, gathering, storage and pipeline transmission and import and export of natural gas supplies. Additional natural gas reserves may not be developed in commercial quantities and in sufficient amounts to fill the capacities of our pipeline systems and the capacities of our gathering systems and plants.

     GATHERING, PROCESSING AND TRANSPORTING ACTIVITIES INVOLVE NUMEROUS RISKS THAT MAY RESULT IN ACCIDENTS AND OTHER OPERATING RISKS AND COSTS.

     There are inherent in our gas gathering, processing and transporting properties a variety of hazards and operating risks, such as leaks, explosions and mechanical problems, that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations. For our pipelines located near populated areas, including residential areas, commercial business centers, industrial sites and other public gathering areas, the level of damages resulting from these risks is greater.

     WE MAY BE REQUIRED TO RECORD ADDITIONAL IMPAIRMENTS IN THE RECORDED VALUE OF OUR ASSETS.

     In connection with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," we perform an annual goodwill impairment test in the third quarter of each fiscal year and update the test in other periods if events or circumstances indicate that the goodwill may not be recoverable. As a result of our 2003 annual impairment test, we recorded a pretax $254 million goodwill impairment charge to write off all of Duke Energy North America's goodwill in the third quarter of 2003, most of which related to Duke Energy North America's trading and marketing business. This impairment charge reflects the reduction in scope and scale of Duke Energy Trading and Marketing's business and the continued deterioration of market conditions affecting Duke Energy North America during 2003. Additionally, we evaluate the carrying value of long-lived assets, excluding goodwill, when circumstances indicate the carrying value of those assets may not be recoverable under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." During the fourth quarter of 2003, we incurred asset impairments and other related charges of approximately $3.0 billion, primarily as a result of our decision to exit certain activities at Duke Energy North America. If market conditions continue to deteriorate or our market outlook changes, we could have additional impairments of goodwill and/or long-lived assets, which could have a material adverse effect on our consolidated financial position and/or results of operations.

     THE WIND DOWN OF OUR TRADING AND MARKETING JOINT VENTURE WITH EXXON MOBIL CORPORATION MAY INCUR ADDITIONAL LOSSES.

     We are actively winding down our joint venture with Exxon Mobil. As a result of market conditions, in many cases we have failed to receive the carrying value of the joint venture's assets and therefore sustained losses. As we continue to wind down the joint venture and divest its positions, we are exposed to additional losses to the extent that we fail to receive the carrying value of these assets.

     POTENTIAL TERRORIST ACTIVITIES OR MILITARY OR OTHER ACTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     The continued threat of terrorism and the impact of retaliatory military and other action by the United States and its allies may lead to increased political, economic and financial market instability and volatility in prices for natural gas which could affect the market for our gas operations and may materially adversely affect us in ways we cannot predict at this time. In addition, future acts of terrorism and any possible reprisals as a consequence of action by the United States and its allies could be directed against companies operating in the United States. The potential for terrorism has subjected our operations to increased risks and could have a material adverse effect on our business. In particular, we may experience increased capital and operating costs to implement increased security for our plants, such as additional physical plant security and additional security personnel.

     The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                            YEAR ENDED DECEMBER 31,
                                                        --------------------------------
                                                        1999   2000   2001   2002   2003
                                                        ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges....................  3.0    3.1    3.6    1.6     --*

---------------

* Earnings were inadequate to cover fixed charges by $2,383 million for the year ended December 31, 2003.

     For purposes of this ratio (a) earnings consist of income from continuing operations before income taxes and fixed charges, and (b) fixed charges consist of all interest deductions, the interest component of rentals and preference security dividends of consolidated subsidiaries.

                                USE OF PROCEEDS

     Unless the applicable prospectus supplement states otherwise, Duke Capital will use any proceeds that it receives from sales of its Senior Notes for general corporate purposes, including capital expenditures, working capital, debt repayments and advances to affiliates.

     If Duke Capital does not use the proceeds of the Senior Notes immediately, it may temporarily invest them in short-term interest-bearing obligations or deposit them with banks.

                        DESCRIPTION OF THE SENIOR NOTES

     Duke Capital will issue the Senior Notes in one or more series under its Senior Indenture dated as of April 1, 1998 between Duke Capital and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) as supplemented from time to time. The Senior Indenture is an exhibit to the registration statement, of which this prospectus is a part.

     The Senior Notes are unsecured and unsubordinated obligations and will rank equally with all of Duke Capital's other unsecured and unsubordinated indebtedness.

     Duke Capital conducts its business through subsidiaries. Accordingly, its ability to meet its obligations under the Senior Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to Duke Capital. In addition, the rights that Duke Capital and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain subsidiaries of Duke Capital have incurred substantial amounts of debt in the expansion of their businesses, and Duke Capital anticipates that certain of its subsidiaries will do so in the future.

     The following description of the Senior Notes is only a summary and is not intended to be comprehensive. For additional information you should refer to the Senior Indenture.

GENERAL

     The Senior Indenture does not limit the amount of Senior Notes that Duke Capital may issue under it. Duke Capital may issue Senior Notes from time to time under the Senior Indenture in one or more series by entering into supplemental indentures or by its Board of Directors or a duly authorized committee authorizing the issuance. The form of supplemental indenture to the Senior Indenture is an exhibit to the registration statement, of which this prospectus is a part.

     The Senior Notes of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

     The Senior Indenture does not protect the holders of Senior Notes if Duke Capital engages in a highly leveraged transaction.

PROVISIONS APPLICABLE TO PARTICULAR SERIES

     The prospectus supplement for a particular series of Senior Notes being offered will disclose the specific terms related to the offering, including the price or prices at which the Senior Notes to be offered will be issued. Those terms may include some or all of the following:

     - the title of the series;

     - the total principal amount of the Senior Notes of the series;

     - the date or dates on which principal is payable or the method for determining the date or dates, and any right that Duke Capital has to change the date on which principal is payable;

     - the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

     - any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

     - whether Duke Capital may extend the interest payment periods and, if so, the terms of the extension;

     - the place or places where payments will be made;

     - whether Duke Capital has the option to redeem the Senior Notes and, if so, the terms of its redemption option;

     - any obligation that Duke Capital has to redeem the Senior Notes through a sinking fund or to purchase the Senior Notes through a purchase fund or at the option of the holder;

     - whether the provisions described under "Defeasance and Covenant Defeasance" will not apply to the Senior Notes;

     - the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

     - if payments may be made, at Duke Capital's election or at the holder's election, in a currency other than that in which the Senior Notes are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

     - the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

     - whether the Senior Notes will be issuable as global securities and, if so, the securities depositary;

     - any changes in the events of default or covenants with respect to the Senior Notes;

     - any index or formula used for determining principal, premium or interest;

     - if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it; and

     - any other terms.

     Unless Duke Capital states otherwise in the applicable prospectus supplement, Duke Capital will issue the Senior Notes only in fully registered form without coupons, and there will be no service charge for any registration of transfer or exchange of the Senior Notes. Duke Capital may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange. Subject to the terms of the Senior Indenture and the limitations applicable to global securities, transfers and exchanges of the Senior Notes may be made at JPMorgan Chase Bank, Institutional Trust Services, 4 New York plaza, 15(th) Floor, New York, New York 10004 or at any other office maintained by Duke Capital for such purpose.

     The Senior Notes will be issuable in denominations of $1,000 and any integral multiples of $1,000, unless Duke Capital states otherwise in the applicable prospectus supplement.

     Duke Capital may offer and sell the Senior Notes, including original issue discount Senior Notes, at a substantial discount below their principal amount. The applicable prospectus supplement will describe special United States federal income tax and any other considerations applicable to those securities. In addition, the applicable prospectus supplement may describe certain special United States federal income tax or other considerations, if any, applicable to any Senior Notes that are denominated in a currency other than U.S. dollars.

GLOBAL SECURITIES

     Duke Capital may issue some or all of the Senior Notes as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global certificates. Duke Capital will register each global security with or on behalf of a securities depositary identified in the applicable prospectus supplement. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

     As long as the securities depositary or its nominee is the registered holder of a global security representing Senior Notes, that person will be considered the sole owner and holder of the global security and the Senior Notes it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

     - may not have the global security or any Senior Notes it represents registered in their names;

     - may not receive or be entitled to receive physical delivery of certificated Senior Notes in exchange for the global security; and

     - will not be considered the owners or holders of the global security or any Senior Notes it represents for any purposes under the Senior Notes or the Senior Indenture.

     Duke Capital will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called "participants" in this discussion, and to persons that hold beneficial interests through participants. When a global security representing Senior Notes is issued, the securities depositary will credit on its book entry, registration and transfer system the principal amounts of Senior Notes the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

     - the securities depositary, with respect to participants' interests; and

     - any participant, with respect to interests the participant holds on behalf of other persons.

     Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global security representing Senior Notes, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

     - Duke Capital;

     - the Senior Indenture Trustee; or

     - an agent of either of the above.

REDEMPTION

     Provisions relating to the redemption of Senior Notes will be set forth in the applicable prospectus supplement. Unless Duke Capital states otherwise in the applicable prospectus supplement, Duke Capital may redeem Senior Notes only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption. Unless Duke Capital states otherwise in the applicable prospectus supplement, that notice may state that the redemption will be conditional upon the Senior Indenture Trustee, or the applicable paying agent, receiving sufficient funds to pay the principal, premium and interest on those Senior Notes on the date fixed for redemption and that if the Senior Indenture Trustee or the applicable paying agent does not receive those funds, the redemption notice will not apply, and Duke Capital will not be required to redeem those Senior Notes.

     Duke Capital will not be required to:

     - issue, register the transfer of, or exchange any Senior Notes of a series during the period beginning 15 days before the date the notice is mailed identifying the Senior Notes of that series that have been selected for redemption; or

     - register the transfer of or exchange any Senior Note of that series selected for redemption except the unredeemed portion of a Senior Note being partially redeemed.

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

     The Senior Indenture provides that Duke Capital may consolidate or merge with or into, or convey or transfer all or substantially all of its properties and assets to, another corporation or other entity. Any successor must, however, assume Duke Capital's obligations under the Senior Indenture and the Senior Notes issued under it, and Duke Capital must deliver to the Senior Indenture Trustee a statement by certain of its officers and an opinion of counsel that affirm compliance with all conditions in the Senior Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for Duke Capital under the Senior Indenture, and Duke Capital will be relieved of its obligations under the Senior Indenture and the Senior Notes.

MODIFICATION; WAIVER

     Duke Capital may modify the Senior Indenture with the consent of the holders of a majority in principal amount of the outstanding Senior Notes of all series of Senior Notes that are affected by the modification, voting as one class. The consent of the holder of each outstanding Senior Note affected is, however, required to:

     - change the maturity date of the principal or any installment of principal or interest on that Senior Note;

     - reduce the principal amount, the interest rate or any premium payable upon redemption on that Senior Note;

     - reduce the amount of principal due and payable upon acceleration of maturity;

     - change the currency of payment of principal, premium or interest on that Senior Note;

     - impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

     - reduce the percentage in principal amount of Senior Notes of any series required to modify the Senior Indenture, waive compliance with certain restrictive provisions of the Senior Indenture or waive certain defaults; or

     - with certain exceptions, modify the provisions of the Senior Indenture governing modifications of the Senior Indenture or governing waiver of covenants or past defaults.

In addition, Duke Capital may modify the Senior Indenture for certain other purposes, without the consent of any holders of Senior Notes.

     The holders of a majority in principal amount of the outstanding Senior Notes of any series may waive, for that series, Duke Capital's compliance with certain restrictive provisions of the Senior Indenture, including the covenant described under "Negative Pledge." The holders of a majority in principal amount of the outstanding Senior Notes of all series under the Senior Indenture with respect to which a default has occurred and is continuing, voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any Senior Note or a default with respect to a covenant or provision which cannot be modified without the consent of the holder of each outstanding Senior Note of the series affected.

EVENTS OF DEFAULT

     The following are events of default under the Senior Indenture with respect to any series of Senior Notes, unless Duke Capital states otherwise in the applicable prospectus supplement:

     - failure to pay principal of or any premium on any Senior Note of that series when due;

     - failure to pay when due any interest on any Senior Note of that series that continues for 60 days; for this purpose, the date on which interest is due is the date on which Duke Capital is required to make payment following any deferral of interest payments by it under the terms of Senior Notes that permit such deferrals;

     - failure to make any sinking fund payment when required for any Senior Note of that series that continues for 60 days;

     - failure to perform any covenant in the Senior Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Senior Indenture Trustee or the holders of at least 33% of the outstanding Senior Notes of that series give Duke Capital written notice of the default; and

     - certain bankruptcy, insolvency or reorganization events with respect to Duke Capital.

In the case of the fourth event of default listed above, the Senior Indenture Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Senior Notes of that series, together with the Senior Indenture Trustee, may also extend the grace period. The grace period will be automatically extended if Duke Capital has initiated and is diligently pursuing corrective action.

     Duke Capital may establish additional events of default for a particular series and, if established, any such events of default will be described in the applicable prospectus supplement.

     If an event of default with respect to Senior Notes of a series occurs and is continuing, then the Senior Indenture Trustee or the holders of at least 33% in principal amount of the outstanding Senior Notes of that series may declare the principal amount of all Senior Notes of that series to be immediately due and payable. However, that event of default will be considered waived at any time after the declaration but before a judgment for payment of the money due has been obtained if:

     - Duke Capital has paid or deposited with the Senior Indenture Trustee all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Senior Indenture Trustee; and

     - all events of default with respect to that series, other than the nonpayment of the principal that became due solely by virtue of the declaration, have been cured or waived.

     The Senior Indenture Trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of Senior Notes unless those holders have offered the Senior Indenture Trustee security or indemnity against the costs, expenses and liabilities which it might incur as a result. The holders of a majority in principal amount of the outstanding Senior Notes of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the Senior Indenture Trustee or the exercise of any power of the Senior Indenture Trustee with respect to those Senior Notes. The Senior Indenture Trustee may withhold notice of any default, except a default in the payment of principal or interest, from the holders of any series if the Senior Indenture Trustee in good faith considers it in the interest of the holders to do so.

     The holder of any Senior Note will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Senior Note on its maturity date or redemption date and to enforce those payments.

     Duke Capital is required to furnish each year to the Senior Indenture Trustee a statement by certain of its officers to the effect that it is not in default under the Senior Indenture or, if there has been a default, specifying the default and its status.

PAYMENTS; PAYING AGENT

     The paying agent will pay the principal of any Senior Notes only if those Senior Notes are surrendered to it. The paying agent will pay interest on Senior Notes issued as global securities by wire transfer to the holder of those global securities. Unless Duke Capital states otherwise in the applicable prospectus supplement, the paying agent will pay interest on Senior Notes that are not in global form at its office or, at Duke Capital's option:

     - by wire transfer to an account at a banking institution in the United States that is designated in writing to the Senior Indenture Trustee at least 16 days prior to the date of payment by the person entitled to that interest; or

     - by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Senior Notes.

     Unless Duke Capital states otherwise in the applicable prospectus supplement, the Senior Indenture Trustee will act as paying agent for that series of Senior Notes, and the principal corporate trust office of the Senior Indenture Trustee will be the office through which the paying agent acts. Duke Capital may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

     Any money that Duke Capital has paid to a paying agent for principal or interest on any Senior Notes which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to Duke Capital at its request. After repayment to Duke Capital, holders should look only to Duke Capital for those payments.

NEGATIVE PLEDGE

     While any of the Senior Notes remain outstanding, Duke Capital will not, and will not permit any Principal Subsidiary (as defined below) to, create, or permit to be created or to exist, any mortgage, lien, pledge, security interest or other encumbrance upon any Principal Property (as defined below) of Duke Capital or of a Principal Subsidiary or upon any shares of stock of any Principal Subsidiary, whether such Principal Property is, or shares of stock are, owned on or acquired after the date of the Senior Indenture, to secure any indebtedness for borrowed money of Duke Capital, unless the Senior Notes then outstanding are equally and ratably secured for so long as any such indebtedness is so secured.

     The foregoing restriction does not apply with respect to, among other things:

     - purchase money mortgages, or other purchase money liens, pledges, security interests or encumbrances upon property that Duke Capital or any Principal Subsidiary acquired after the date of the Senior Indenture;

     - mortgages, liens, pledges, security interests or other encumbrances existing on any property or shares of stock at the time Duke Capital or any Principal Subsidiary acquired it or them, including those which exist on any property or shares of stock of an entity with which Duke Capital or any Principal Subsidiary is consolidated or merged or which transfers or leases all or substantially all of its properties to Duke Capital or any Principal Subsidiary;

     - mortgages, liens, pledges, security interests or other encumbrances upon any property of Duke Capital or any Principal Subsidiary or shares of stock of any Principal Subsidiary that existed on the date of the initial issuance of Senior Notes or upon the property or shares of stock of any corporation existing at the time that corporation became a Principal Subsidiary;

     - pledges or deposits to secure performance in connection with bids, tenders, contracts (other than contracts for the payment of money) or leases to which Duke Capital or any Principal Subsidiary is a party;

     - liens created by or resulting from any litigation or proceeding which at the time is being contested in good faith by appropriate proceedings;

     - liens incurred in connection with the issuance of bankers' acceptances and lines of credit, bankers' liens or rights of offset and any security given in the ordinary course of business to banks or others to secure any indebtedness payable on demand or maturing within 12 months of the date that such indebtedness is originally incurred;

     - liens incurred in connection with repurchase, swap or other similar agreements (including commodity price, currency exchange and interest rate protection agreements);

     - liens securing industrial revenue or pollution control bonds;

     - liens, pledges, security interests or other encumbrances on any property arising in connection with any defeasance, covenant defeasance or in-substance defeasance of indebtedness of Duke Capital or any Principal Subsidiary;

     - liens created in connection with, and created to secure, a non-recourse obligation;

     - mortgages, liens, pledges, security interests or other encumbrances in favor of the United States of America, any state, any foreign country or any department, agency or instrumentality or political subdivision of any such jurisdiction, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages;

     - indebtedness which Duke Capital or any Principal Subsidiary may issue in connection with the consolidation or merger of Duke Capital or any Principal Subsidiary with or into any other entity, which may be an affiliate of Duke Capital or any Principal Subsidiary, in exchange for or otherwise in substitution for secured indebtedness of that entity ("Third Party Debt") which by its terms (1) is secured by a mortgage on all or a portion of the property of that entity, (2) prohibits that entity from incurring secured indebtedness, unless the Third Party Debt is secured equally and ratably with such secured indebtedness or (3) prohibits that entity from incurring secured indebtedness;

     - indebtedness of any entity which Duke Capital or any Principal Subsidiary is required to assume in connection with a consolidation or merger of that entity, with respect to which any property of Duke Capital or any Principal Subsidiary is subjected to a mortgage, lien, pledge, security interest or other encumbrance;

     - mortgages, liens, security interests or other encumbrances on property held or used by Duke Capital or any Principal Subsidiary in connection with the exploration for, or development, gathering, production, storage or marketing of, natural gas, oil or other minerals (including liquefied gas and synthetic gas);

     - mortgages, liens, pledges, security interests and other encumbrances in favor of Duke Capital, one or more Principal Subsidiaries, one or more wholly owned Subsidiaries (as defined below) of Duke Capital or any of the foregoing in combination;

     - mortgages, liens, pledges, security interests or other encumbrances upon any property acquired, constructed, developed or improved by Duke Capital or any Principal Subsidiary after the date of the Senior Indenture which are created before, at the time of, or within 18 months after such acquisition -- or in the case of property constructed, developed or improved, after the completion of the construction, development or improvement and commencement of full commercial operation of that property, whichever is later -- to secure or provide for the payment of any part of its purchase price or cost; provided that, in the case of such construction, development or improvement, the mortgages, liens, pledges, security interests or other encumbrances shall not apply to any property that Duke Capital or any Principal Subsidiary owns other than real property that is unimproved up to that time; and

     - the replacement, extension or renewal of any mortgage, lien, pledge, security interest or other encumbrance described above; or the replacement, extension or renewal (not exceeding the principal amount of indebtedness so secured together with any premium, interest, fee or expense payable in connection with any such replacement, extension or renewal) of the indebtedness so secured; provided that such replacement, extension or renewal is limited to all or a part of the same property that secured the mortgage, lien, pledge, security interest or other encumbrance replaced, extended or renewed, plus improvements on it or additions or accessions to it.

In addition, Duke Capital or any Principal Subsidiary may create or assume any other mortgage, lien, pledge, security interest or other encumbrance not excepted in the Senior Indenture without Duke Capital equally and ratably securing the Senior Notes, if immediately after that creation or assumption, the principal amount of indebtedness for borrowed money of Duke Capital that all such other mortgages, liens, pledges, security interests and other encumbrances secure does not exceed an amount equal to 10% of Duke Capital's common securityholder's equity as shown on its consolidated balance sheet for the accounting period occurring immediately before the creation or assumption of that mortgage, lien, pledge, security interest or other encumbrance.

     For purposes of the preceding paragraphs, the following terms have these meanings: "Principal Property" means any natural gas pipeline, natural gas gathering system, natural gas storage facility, natural gas processing plant or other plant or facility located in the United States that in the opinion of the Board of Directors or management of Duke Capital is of material importance to the business conducted by Duke Capital and its consolidated subsidiaries taken as a whole; "Principal Subsidiary" means any Subsidiary of Duke Capital that owns a Principal Property; and "Subsidiary" means, as to any entity, a corporation of which more than 50% of the outstanding shares of stock having ordinary voting power (other than stock having such power only by reason of contingency) is at the time owned, directly or indirectly, through one or more intermediaries, or both, by such entity.

DEFEASANCE AND COVENANT DEFEASANCE

     The Senior Indenture provides that Duke Capital may be:

     - discharged from its obligations, with certain limited exceptions, with respect to any series of Senior Notes, as described in the Senior Indenture, such a discharge being called a "defeasance" in this prospectus; and

     - released from its obligations under certain restrictive covenants especially established with respect to any series of Senior Notes, including the covenant described under "Negative Pledge," as described in the Senior Indenture, such a release being called a "covenant defeasance" in this prospectus.

Duke Capital must satisfy certain conditions to effect a defeasance or covenant defeasance. Those conditions include the irrevocable deposit with the Senior Indenture Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those Senior Notes on the maturity dates of those payments or upon redemption.

     Following a defeasance, payment of the Senior Notes defeased may not be accelerated because of an event of default under the Senior Indenture. Following a covenant defeasance, the payment of Senior Notes may not be accelerated by reference to the covenants from which Duke Capital has been released. A defeasance may occur after a covenant defeasance.

     Under current United States federal income tax laws, a defeasance would be treated as an exchange of the relevant Senior Notes in which holders of those Senior Notes might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from that which would be includible in the absence of that defeasance. Duke Capital urges investors to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

     Under current United States federal income tax law, unless accompanied by other changes in the terms of the Senior Notes, a covenant defeasance should not be treated as a taxable exchange.

CONCERNING THE SENIOR INDENTURE TRUSTEE

     JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) is the Senior Indenture Trustee and the trustee under the Subordinated Indenture. Duke Capital and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Capital and of certain of its affiliates are outstanding.

     The Senior Indenture Trustee will perform only those duties that are specifically set forth in the Senior Indenture unless an event of default under the Senior Indenture occurs and is continuing. In case an event of default occurs and is continuing, the Senior Indenture Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs.

                              PLAN OF DISTRIBUTION

     The Senior Notes may be sold in any of three ways:

     - through underwriters or dealers;

     - directly to a limited number of institutional purchasers or to a single purchaser; or

     - through agents (or remarketing agents, in the case of a remarketing).

     The applicable prospectus supplement will describe the terms under which the Senior Notes are offered, including:

     - the names of any underwriters, dealers or agents;

     - the purchase price and the net proceeds from the sale;

     - any underwriting discounts and other items constituting underwriters' compensation;

     - any initial public offering price; and

     - any discounts or concessions allowed, re-allowed or paid to dealers.

     Any underwriters or dealers may from time to time change any initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers.

     If underwriters participate in the sale of the Senior Notes, those underwriters will acquire the Senior Notes for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale.

     Unless Duke Capital states otherwise in the applicable prospectus supplement, the obligations of any underwriter to purchase the Senior Notes will be subject to conditions, and the underwriter will be obligated to purchase all the Senior Notes offered, except that in some cases involving a default by an underwriter, less than all of the Senior Notes offered may be purchased. If the Senior Notes are sold through an agent, the applicable prospectus supplement will state the name and any commission that may be paid to the agent. Unless Duke Capital states otherwise in the prospectus supplement, that agent will be acting on a best-efforts basis for the period of its appointment.

     Underwriters, dealers acting as principals and agents participating in a sale of the Senior Notes may be deemed to be underwriters as defined under the Securities Act of 1933, and any discounts and commissions received by them and any profit realized by them on resale of the Senior Notes may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933.

     Agents and underwriters may be entitled to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, under agreements entered into with Duke Capital.

     Underwriters and their affiliates may engage in transactions with, and, from time to time, perform services for, Duke Capital or its affiliates in the ordinary course of their business.

     The Senior Notes may or may not be listed on a national securities exchange.

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

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule of Duke Capital incorporated in this prospectus by reference from Duke Capital's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report (which expresses an unqualified opinion and includes an explanatory paragraph concerning the adoption of the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of January 1, 2001; Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002; Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," as of January 1, 2003; Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," as of July 1, 2003; Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," as of July 1, 2003; and Emerging Issues Task Force No. 02-03, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities, as of January 1, 2003), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           VALIDITY OF THE SECURITIES

     Robert T. Lucas III, Esq., who is Duke Capital's Associate General Counsel and Assistant Secretary, and Simpson Thacher & Bartlett LLP, New York, New York will issue opinions about the validity of the Senior Notes and certain related matters on behalf of Duke Capital. Counsel named in the applicable prospectus supplement will pass upon the validity of the Senior Notes on behalf of any underwriters, dealers or agents.

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                      WHERE YOU CAN FIND MORE INFORMATION

     Duke Capital files annual, quarterly and current reports and other information with the Securities and Exchange Commission, or the SEC. Such reports and other information can be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at 1-800-SEC-0330 for further information.

     Duke Capital's filings are also available to the public through:

     - Duke Energy's web site at http://www.duke-energy.com; and

     - the SEC web site at http://www.sec.gov.

     Additional information about us is also available on Duke Energy's web site at http://www.duke-energy.com. Such web site is not a part of this prospectus.

     The SEC allows Duke Capital to "incorporate by reference" the information Duke Capital files with it, which means that Duke Capital can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that Duke Capital files later with the SEC will automatically update and supersede this information. Duke Capital incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until Duke Capital completes its offering of the Securities:

     - Duke Capital's annual report on Form 10-K for the year ended December 31, 2003; and

     - Duke Capital's current report on Form 8-K filed on March 3, 2004.

     Duke Capital will provide without charge a copy of these filings, other than any exhibits unless the exhibits are specifically incorporated by reference into this prospectus supplement. You may request your copy by writing Duke Capital at the following address or telephoning one of the following numbers:

     Investor Relations Department
     Duke Capital LLC
     P.O. Box 1005
     Charlotte, North Carolina 28201
     (704) 382-3853 or (800) 488-3853 (toll-free)

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